SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

    CyNet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

23257K107
(CUSIP Number)

General Counsel
Compaq Computer Corporation
20555 State Highway 249
Houston, Texas    77070
                     (281) 370-0607
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

August 8, 2000
(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   .

     The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act ”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

----------------------------------------------                              -----------------------------------------
             CUSIP No. 23257K107                             13D            Page 2 of 10 Pages
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--------- -----------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          CPQ Holdings, Inc.
--------- -----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) |_|

          (b) |X|

--------- -----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------- -----------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------- -----------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------- ------- -----------------------------------------------------------------------------------
       NUMBER OF                7 SOLE VOTING POWER

         SHARES                   -0-

                          ------- -----------------------------------------------------------------------------------
      BENEFICIALLY              8 SHARED VOTING POWER

        OWNED BY                  2,822,072

                          ------- -----------------------------------------------------------------------------------
          EACH                  9 SOLE DISPOSITIVE POWER

       REPORTING                  -0-

                          ------- -----------------------------------------------------------------------------------
         PERSON                10 SHARED DISPOSITIVE POWER

          WITH                    2,822,072

--------- -----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,822,072

--------- -----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 |_|

--------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%

--------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -----------------------------------------------------------------------------------------------------------

----------------------------------------------                              -----------------------------------------
             CUSIP No. 23257K107                             13D            Page 3 of 10 Pages
----------------------------------------------                              -----------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Compaq Computer Corporation
--------- -----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) |_|

          (b) |X|

--------- -----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- -----------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------- -----------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------- ------- -----------------------------------------------------------------------------------
       NUMBER OF                7 SOLE VOTING POWER

         SHARES                   -0-

                          ------- -----------------------------------------------------------------------------------
      BENEFICIALLY              8 SHARED VOTING POWER

        OWNED BY                  2,822,072

                          ------- -----------------------------------------------------------------------------------
          EACH                  9 SOLE DISPOSITIVE POWER

       REPORTING                  -0-

                          ------- -----------------------------------------------------------------------------------
         PERSON                10 SHARED DISPOSITIVE POWER

          WITH                    2,822,072

--------- -----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,822,072

--------- -----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 |_|

--------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%

--------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO

--------- -----------------------------------------------------------------------------------------------------------

Item 1.         Security and Issuer.

                 The class of securities to which this Statement relates is the Class A Common Stock, no par value (“Class A Common Stock”), of CyNet, Inc., a corporation organized under the laws of the State of Texas (the “Company”). The principal business address of the Company is 12777 Jones Road, Suite 400, Houston, TX 77070.

Item 2.         Identity and Background.

                 (a)-(c)This Statement is being jointly filed by the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

(1) CPQ Holdings, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation (“Compaq”), as the beneficial owner of 2,822,072 shares of Class A Common Stock of the Company. The Purchaser has a principal place of business at 20555 Highway 249, MC 110701, Houston, TX 77070. The Purchaser’s principal business is to act as a holding company for various investments made by or on behalf of Compaq and its affiliates. To the best of the Purchaser’s knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Purchaser is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(2) Compaq as the beneficial owner of 2,822,072 shares of Class A Common Stock of the Company. Compaq has a principal place of business at 20555 State Highway 249, MS 110701, Houston, Texas 77070. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, communication products, desktop and portable personal computers that are sold in more than 200 countries. To the best of Compaq's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Compaq is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                 (d) To the knowledge of the Reporting Persons, except for the two-month suspended sentence and fine of approximately US $10,000 given by the Tribunal Correctionnel de Draguignan, Draguignan, France, on November 18, 1996, to Thomas Perkins, a Compaq director, in connection with the Tribunal’s charge of involuntary manslaughter, as a result of a boating accident during the course of a sailing regatta, neither the Reporting Persons, nor any other executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. This suspended sentence was also given to the other parties involved in the accident including the race organizer. No parties were found innocent.

                 (e) The Reporting Persons have not, nor, to the knowledge of the Reporting Persons, have any of their executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Peter Blackmore, an executive officer of Compaq, is a British citizen. All of the other directors and executive officers of the Purchaser and Compaq are citizens of the United States.

(Page 4 of 10 Pages)

Item 3.          Source and Amount of Funds or Other Consideration.

                 The Reporting Persons used $2,000,000 in funds from Compaq’s working capital to acquire 1,801,802 shares of the Company's Class A Common Stock, and a warrant to purchase 270,270 shares of the Company's Class A Common Stock.

                 On December 28, 2000, Compaq entered into a loan agreement with the Company for $750,000, pursuant to which the Company issued to Compaq a warrant to purchase 750,000 shares of the Company's Class A Common Stock.

Item 4.         Purpose of Transaction.

                 The Reporting Persons have acquired certain shares of the Class A Common Stock to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company Shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional shares of Class A Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the shares of Class A Common Stock beneficially owned by the Reporting Persons, including through hedging transactions with third parties.

                 Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

                 (a) - (b) As of the date hereof, the Purchaser is the record holder of 2,822,072 shares of Class A Common Stock of the Company. This number of shares represents 8.9% of the outstanding Class A Common Stock of the Company. This percentage is based on the Purchaser holding 1,801,802 shares of the Company's Class A Common Stock as of August 4, 2000, plus a Warrant to purchase 270,270 shares of Class A Common Stock as of August 8, 2000, plus a Warrant to purchase 750,000 Class A Common Stock as of December 28, 2000. Compaq is the corporate parent of the Purchaser and, as such, may be deemed to beneficially own the shares of the Company's Class A Common Stock listed above, as held of record by the Purchaser. Due to the relationship between Compaq and the Purchaser, Compaq and the Purchaser may be deemed to share voting and dispositive power with respect to these shares.

                 (c) Except as described herein, neither the Purchaser nor Compaq has effected any transactions in the Class A Common Stock of the Company during the past 60 days.

                 (d) Not applicable.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The responses to Item 3 and Item 4 of this Statement and the Exhibits to this Statement are incorporated herein by reference.

(Page 5 of 10 Pages)

Item 7.         Material to Be Filed as Exhibits.

                 Exhibit A: Joint Filing Agreement, dated as of April 25, 2001, between the Reporting Persons.

                 Exhibit B: Securities Purchase Agreement, dated as of August 8, 2000, between the Purchaser and the Company.

                 Exhibit C: Common Stock Purchase Warrant, dated August 8, 2000, between the Purchaser and the Company.

                 Exhibit D: Warrant, dated December 28, 2000, between Compaq and the Company.

(Page 6 of 10 Pages)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPQ HOLDINGS, INC.

Dated: April 25, 2001	By: /s/ Linda S. Auwers Linda S. Auwers Vice President and Secretary
COMPAQ COMPUTER CORPORATION

Dated: April 25, 2001	By: /s/ Linda S. Auwers Linda S. Auwers Vice President, Deputy General Counsel and Secretary

(Page 7 of 10 Pages)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF
CPQ HOLDINGS, INC.

                 The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of CPQ Holdings, Inc. (the “Purchaser”).

        Linda S. Auwers — Director, Vice President and Secretary of the Purchaser, Vice President, Deputy General Counsel and Secretary of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

        Ben K. Wells — Director, Vice President and Treasurer of the Purchaser, Vice President and Treasurer of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Jesse J. Greene, Jr. — Director, President of Purchaser, Senior Vice President, Strategic Planning of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

(Page 8 of 10 Pages)

DIRECTORS AND EXECUTIVE OFFICERS
OF
COMPAQ COMPUTER CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Compaq Computer Corporation (“Compaq”).

         Michael D. Capellas — Director of Compaq, Chairman & Chief Executive Officer. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Lawrence T. Babbio, Jr. — Director of Compaq, Vice Chairman & President of Verizon Communications, Inc., a provider of advanced wireline voice and data services, wireless services and publisher of directory information. His business address and the address of Verizon Communications, Inc. is 1095 Avenue of America, Room 3923, New York, New York 10036.

         Judith L. Craven— Director of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

         Robert T. Enloe, III— Director of Compaq, managing general partner of Balquita Partners, Ltd., a real estate and securities investment partnership. His business address, and the address of Balquita Partnership, Ltd., is 312 Maple Avenue, Suite 200, Dallas, Texas 75201.

        George H. Heilmeier — Director of Compaq, Chairman Emeritus of Telcordia Technologies, a research and engineering consortium. His business address and the address of Telcordia is Morris Corporate Center, 445 South Street, Morristown, New Jersey 07960-6438.

         Peter N. Larson— Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Kenneth L. Lay— Director of Compaq, Chairman of the Board of Enron Corp., a diversified energy company. His business address and the address of Enron Corp. is 1400 Smith Street, 50th Floor, Houston, Texas 77002.

         Sanford M. Litvack— Director of Compaq. His business address is 500 S. Buena Vista, Burbank, California 91521-1030.

         Thomas J. Perkins— Director of Compaq, general partner of Kleiner Perkins Caufield & Byers since 1972, a private investment partnership. His business address and the address of Kleiner Perkins Caufield & Byers is 4 Emarcadero Center, Suite 3620, San Francisco, California 94111.

         Kenneth Roman—Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

        Lucille S. Salhany— Director of Compaq, Co-President and Chief Executive Officer of Life FX Networks, Inc. Her business address is 153 Needham Street, 2nd Floor, Newton, Massachusetts 02464.

(Page 9 of 10 Pages)

        Peter Blackmore —Executive Vice President of Compaq, Worldwide Sales & Services of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Jeffrey J. Clarke — Senior Vice President, Finance & Administration, and Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Howard D. Elias — Senior Vice President & General Manager, Business Critical Services Group of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Jesse J. Greene, Jr.— Senior Vice President, Strategic Planning of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Yvonne R. Jackson — Senior Vice President, Human Resources, Organization & Environment of Compaq. Her business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Michael J. Larson — Senior Vice President and General Manager, Access Business Group of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Mary T. McDowell—Senior Vice President and General Manager, Industry Standard Server Group of Compaq. Her business address, and the address of Compaq, is 20555 State Highway 249, Houston, Texas 77070.

         Robert V. Napier— Senior Vice President, Global Business Solutions and Chief Information Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Shane V. Robison—Senior Vice President, Technology and Chief Technology Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Thomas C. Siekman—Senior Vice President and General Counsel of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Michael J. Winkler—Executive Vice President of Compaq, Global Business Units of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

(Page 10 of 10 Pages)

Exhibit Index
                 Exhibit No.                        Description

                      A             Joint Filing Agreement, dated as of April 24, 2001, between the Reporting Persons

                      B             Securities Purchase Agreement, dated as of August 8, 2000, between the Purchaser and the Company

                      C             Common Stock Purchase Warrant, dated August 8, 2000, between the Purchaser and the Company

                      D             Warrant, dated December 28, 2000, between Compaq and the Company

EXHIBIT A

JOINT FILING AGREEMENT

                 In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other party that the statement on Schedule 13D pertaining to certain securities of CyNet, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

CPQ HOLDINGS, INC.

Dated: April 25, 2001	By: /s/ Linda S. Auwers Linda S. Auwers Vice President and Secretary
COMPAQ COMPUTER CORPORATION

Dated: April 25, 2001	By: /s/ Linda S. Auwers Linda S. Auwers Vice President, Deputy General Counsel and Secretary

EXHIBIT B

SECURITIES PURCHASE AGREEMENT

           THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of August 8, 2000, by and between CYNET, Inc., a corporation incorporated under the laws of the State of Texas, U.S.A., with headquarters located at 12777 Jones Road, Suite 400, Houston, Texas 77070 (the “Company”) and the purchaser named on the signature page hereof (the “Buyer”).

RECITALS:

           A.      The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”), and Section 4(2) under the 1933 Act;

           B.      The Buyer desires to purchase from the Company, and the Company desires to sell to the Buyer, for the amounts and upon the terms and conditions stated in this Agreement, in a closing (the “Closing”) as herein described, shares of the Company’s Class A Common Stock, no par value per share (the “Common Stock”) as listed and described in Recital B(i) immediately below, and certain warrants as listed and described in Recital B(ii) below.

               (i)       At the "Closing", 1,801,802 shares of the Common Stock at a per share price of $1.11.

               (ii)      At the Closing, as additional consideration for Buyer’s purchase of the Common Stock, a warrant (the “Warrants”) to purchase 270,270 shares of Common Stock at a purchase price per share equal to $1.21 per share. The Warrants shall be substantially in the form attached hereto as Exhibit A.

The Common Stock received upon exercise of the Warrants shall be referred to as the “Warrant Shares.” The Common Stock being purchased by the Buyer hereunder, the Warrants and the Warrant Shares may be collectively referred to herein as the “Securities.”

          C.        Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form of Exhibit B attached hereto pursuant to which the Company has agreed to provide certain registration rights with respect to certain of the Securities under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

AGREEMENTS

          NOW, THEREFORE, in consideration of their respective promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the Company and the Buyer hereby agree as follows:

          1.       PURCHASE AND SALE OF SECURITIES.

           a.      Purchase. At the Closing, the Buyer shall purchase from the Company, and the Company shall sell to the Buyer, the Common Stock and Warrants referred to in Recitals B(i) and B(ii) above. The aggregate purchase price (the “Purchase Price”) for the Common Stock and the Warrants purchased by the Buyer shall be $2,000,000, $1,000,000 of which shall be payable by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company (the “Company Payment”), $356,698.98 of which shall be payable by wire transfer to Digital Consulting & Software Services for equipment previously delivered to the Company (the “VAR Payment”), and $643,301.02 of which shall be payable in the form of an Equipment Credit, a form of which is attached hereto as Exhibit D (the “Equipment Credit”).

           b.      The Closing. Subject to the terms of this Agreement, the date of the Closing (the “Closing Date”) shall be August 8, 2000. The Purchase Price for the Common Stock and Warrants being purchased at the Closing shall be delivered to the Company on or before the Closing Date. On or before the Closing Date, the Company shall deliver to the Buyer the original certificates representing the Common Stock, along with the Warrants at the Closing, duly issued, authorized and executed by the authorized officers on behalf of the Company and any other deliveries to be made on or prior to the Closing pursuant to Section 7 hereof.

          2.       BUYER'S REPRESENTATIONS AND WARRANTIES.

           The Buyer understands, agrees with, and represents and warrants to the Company with respect to its purchase hereunder, that:

           a.      Investment Purposes; Compliance With 1933 Act. The Buyer is purchasing the Securities for its own account for investment only and not with a view towards, or in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the 1933 Act and applicable state securities laws. The Buyer agrees to offer, sell or otherwise transfer the Securities only (i) in accordance with the terms of this Agreement and the Warrants, as applicable, and (ii) pursuant to registration under the 1933 Act or to an exemption from registration under the 1933 Act and any other applicable securities laws. The Buyer does not by its representations contained in this Section 2(a) agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time pursuant to a registration statement or in accordance with an exemption from registration under the 1933 Act, in all cases in accordance with applicable state and federal securities laws. The Buyer understands that it shall be a condition to the issuance of the Warrant Shares that the Warrant Shares be and are subject to the representations set forth in this Section 2(a).

           b.      Accredited Investor Status. The Buyer is an “accredited investor” as that term is defined in Rule 501 (a) of Regulation D. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment made pursuant to this Agreement. The Buyer is aware that it may be required to bear the economic risk of an investment made pursuant to this Agreement for an indefinite period of time, and is able to bear such risk for an indefinite period.

           c.      Reliance on Exemptions. The Buyer understands the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the applicable United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, acknowledgments, understandings, agreements and covenants of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

           d.      Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask all such questions of the Company as they have in their discretion deemed advisable. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to an informed investment decision with respect to the investment made pursuant to this Agreement.

           e.      No Government Review. The Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

           f.      Transfer or Resale. The Buyer understands that: (i) except as provided in the Registration Rights Agreement, the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless either (a) subsequently registered thereunder or (b) the Buyer shall have delivered to the Company an opinion by counsel reasonably satisfactory to the Company, in form, scope and substance reasonably satisfactory to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (ii) any sale of such securities made in reliance on Rule 144 (as hereafter defined) may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person though whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder and applicable state securities laws, and

(iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case, other than pursuant to this Agreement or the Registration Rights Agreement).

           g.      Legend. The Buyer understands that until such time as the shares of Common Stock to be purchased by the Buyer hereunder and the Warrant Shares (collectively, the "Registrable Securities"), have been registered under the 1933 Act as contemplated by the Registration Rights Agreement or otherwise may be sold by the Buyer pursuant to Rule 144 (as amended, or any applicable rule which operates to replace said Rule) promulgated under the 1933 Act ("Rule 144"), the warrant certificate(s) and the stock certificate(s) representing the Registrable Securities will bear a restrictive legend (the "Legend") in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE “LAWS”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

           The Legend shall be removed and the Company will issue Common Stock certificates without the Legend to the holder of the Registrable Securities upon which the Legend is stamped, in accordance with Section 5(b).

           h.      Authorization; Enforcement. This Agreement, the Registration Rights Agreement and the Warrants have been duly and validly authorized, executed and delivered by the Buyer and are each and collectively valid and binding agreements of the Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors’ rights generally.

           3.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

           The Company understands, agrees with, and represents and warrants to the Buyer that:

           a.      Organization and Qualification. Each of the Company and its subsidiaries are duly duly incorporated (corporation and/or limited liability company) and existing in good standing under the laws of the State of Texas, except as would not have a Material Adverse

Effect (as defined below), and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a Material Adverse Effect. “Material Adverse Effect” means any effect or change that would be material in impact or amount to the Company (together with its subsidiaries) on the operations, properties, assets, business, or financial condition. The Company has shareholder approval to reorganize and/or change its state of incorporation to Delaware. The Common Stock is eligible to trade and is listed for trading on the OTC Bulletin Board Market. The Company has received no notice, either written or oral, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing, and the Company does not reasonably anticipate, based upon conditions currently existing and reasonably forecasted that the Common Stock will be delisted from the OTC Bulletin Board Market for the reasonably foreseeable future. The Company has complied with all requirements of the National Association of Securities Dealers and the OTC Bulletin Board Market with respect to the issuance of the Securities.

           b.      Authorization; Enforcement. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Warrants and the Registration Rights Agreement, and to issue and sell the Securities in accordance with the terms hereof, (ii) the execution, delivery and performance of the Company’s obligations under this Agreement, the Warrants and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the Company’s Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its shareholders is required, (iii) this Agreement, the Registration Rights Agreement and the Warrants, on the Closing Date, the Common Stock and Warrants sold at the Closing, have been duly and validly authorized, executed and delivered by the Company, and (iv) this Agreement, the Common Stock (when issued), the Warrants (when issued), and the Registration Rights Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting, generally, the enforcement of creditors’ rights and remedies or by other equitable principles of general application. The Company (and its legal counsel) has examined this Agreement and is satisfied in its sole discretion that, assuming the accuracy of the representations of the Buyer contained in Section 2 of this Agreement, this Agreement and the accompanying Exhibits, Schedules and the Addenda, if any, are in accordance with Regulation D and the 1933 Act and are effective to accomplish the purposes set forth herein and therein.

           c.      Capitalization. As of July 31, 2000, the authorized common stock of the Company consisted of the following: (i) 120,000,000 shares of common stock, of which 100,000,000 were designated Class A Common Stock, 26,111,813 of which are issued and outstanding, and 20,000,000 are designated Class B Common Stock, 2,255,452 shares are issued and outstanding; and (ii) 10,000,000 shares of blank check Preferred Stock, of which (A) 3,600,000 were designated Series A Preferred Stock, none of which are issued and outstanding, (B) 2,000,000 were designated Series B Preferred Stock, none of which are issued and outstanding, (C) 1,600,000 were designated Series C Preferred Stock, none of which are issued and outstanding, (D) 4,000,000 were designated Series D Preferred Stock, 3,331,200 shares are issued and outstanding and convertible, into 3,701,333 shares of Common Stock, (E) 1,635 were designated Series E Preferred Stock, 1,601 shares are issued and outstanding and convertible, into an 2,181,199 shares of Common Stock, (F) 2,185 of Series D Preferred Stock, 2,149 shares are issued and outstanding and convertible, into an 2,300,857 shares of Common Stock. All of the issued and outstanding shares of the Company’s capital stock have been validly issued and are fully paid and nonassessable. No shares of Common Stock are subject to preemptive rights or any other similar rights except the Preferred Stock rights disclosed in Schedule 3(c) and the Company has not attached any liens or encumbrances on any such shares. Except for the above-referenced preferred stock and as disclosed in Schedule 3(c), as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities, and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of its or their securities under the 1933 Act (except as provided herein, in Schedule 3(c) and in the Registration Rights Agreement). If requested by the Buyer, the Company has furnished to the Buyer, and the Buyer acknowledges receipt of same by its signature hereafter, true and correct copies of the Company’s Articles of Incorporation, as amended, as in effect on the date hereof, including the Statement of the Powers, Designations, Preferences and Rights for each of the outstanding series of the Company’s preferred stock (“Articles of Incorporation”), and the Company’s Bylaws, as in effect on the date hereof (the “Bylaws”).

           d.      Issuance of Securities. The Registrable Securities are all duly authorized and reserved for issuance, and in all cases upon issuance shall be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, and will not be subject to preemptive rights or other similar rights of stockholders shareholders of the Company. The sale of the Common Stock and the Warrants is not, and the issuance of the Common Stock, Warrants and the Warrant Shares, when issued upon exercise of the Warrants, will not be, subject to any preemptive right or right of first refusal that has not been properly waived or complied with. Assuming the correctness of the representations made by the Buyer in Section 2, the issuance of the Common Stock, the Warrants and the Warrant Shares, when issued upon exercise of the Warrants, will comply with applicable exemptions from (i) the registration and prospectus delivery requirements of the 1933 Act, and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States. Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

           e.      Acknowledgment Regarding Buyer’s Purchase of the Securities. The Company acknowledges and agrees that the Buyer is not acting as financial advisor to or fiduciary of the Company (or in any similar capacity with respect to this Agreement or the transactions contemplated hereby), that this Agreement and the transactions contemplated hereby, and the relationship between the Buyer and the Company, are and will be considered “arms-length” notwithstanding any other or prior agreements or nexus between the Buyer and the Company, whether or not disclosed, and that any statement made by the Buyer, or any of its representatives or agents, in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation, is merely incidental to the Buyer’s purchase of the Securities and has not been relied upon in any way by the Company, its officers or directors. The Company further represents to the Buyer that the Company’s decision to enter into this Agreement and the transactions contemplated hereby have been based solely upon an independent evaluation by the Company, its officers and directors.

           f.      No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances which would prevent the parties hereto from consummating the transactions contemplated hereby pursuant to an exemption from registration under the 1933 Act and specifically in accordance with the provisions of Regulation D. The transactions contemplated hereby are exempt from the registration requirements of the 1933 Act, assuming the accuracy of the representations and warranties contained herein of the Buyer.

           g.      No Conflicts. The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Warrants by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Incorporation or Bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). Except as set forth in Schedule 3(g) (attached if applicable), neither the Company nor any of its subsidiaries is in violation of its Articles of Incorporation or other organizational documents, and neither the Company nor any of its/subsidiaries is in default (and no event has occurred which, with notice or lapse of time or both, would put the Company or any of its subsidiaries in default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, except for possible defaults or rights as would not, in the aggregate or individually, have a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted so long as the Buyer owns any of the Securities, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations which neither singly or in the aggregate would have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws (any of which exceptions are set forth in Schedule 3(g)), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency (except for such consents, authorizations or orders as would not have a Material Adverse Effect) in order for it to execute, deliver or perform any of its obligations under this Agreement, the Warrants or the Registration Rights Agreement in accordance with the terms hereof and thereof, or to perform its obligations with respect to the Warrants exactly as described in the Warrants (once issued).

           h.      SEC Documents; Financial Statements. Except as disclosed on Schedule 3(h) hereof (attached if applicable), since at least December 6, 1999, the Company has timely filed all reports, schedules, forms, statements and other documents to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Company has delivered to the Buyer as requested by the Buyer true and complete copies of the SEC Documents, except for such exhibits, schedules and incorporated documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements or are otherwise subject to normal year-end adjustments) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyer (including the information referred to in Section 2(d) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no material liabilities, contingent or otherwise (to the best of the knowledge of the Company’s Chief Executive Officer, President or any other senior level officer of the Company after due inquiry of appropriate personnel (the “Company’s Knowledge”)), other than (i) liabilities incurred in the ordinary course of business subsequent to the date of such financial statements and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, in each case of clause (i) and (ii) next above which, individually or in the aggregate, are not material to the financial condition, business, operations, properties, operating results or prospects of the Company. The SEC Documents contain a complete and accurate list of all written and oral contracts, agreements, leases or other instruments to which the Company or any subsidiary is a party or by which the Company or any subsidiary is subject which are required by the rules and regulations promulgated by the SEC to be so listed (each a “Contract”). None of the Company, its subsidiaries or, to the best of the Company’s Knowledge, any of the other parties thereto, is in breach or violation of any Contract which breach or violation would, or with the lapse of time, the giving of notice, or both, have a Material Adverse Effect.

           i.      Absence of Certain Changes. Except as disclosed in the SEC Documents, since at least December 31, 1999, there has been no Material Adverse Effect. The Company has not taken any steps, and does not currently have any reasonable expectation of taking any steps, to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings. The Company shall, at least until Buyer no longer holds any of the Securities, maintain its corporate existence in good standing and shall pay all taxes when due except for taxes it reasonably disputes.

           j.      Absence of Litigation. Except as set forth on Schedule 3(j), there is no action, suit, proceeding or investigation pending or currently threatened against the Company (or, to the Knowledge of the Company, threatened against or affecting any of the officers, directors or employees of the Company with respect to their businesses or proposed business activities) that questions the validity of this Agreement, the Rights Agreement, the Warrant or the right of the Company to enter into such agreements or to consummate the transactions contemplated hereby and thereby, or that might result in a Material Adverse Effect or any change in the current equity ownership of the Company nor is the Company aware that there is any basis for the foregoing. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. The Company has not received any opinion or memorandum or legal advice from its legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

           k.      Foreign Corrupt Practices. Neither the Company nor any of its subsidiaries, nor to the Company’s Knowledge, any officer, director or other person acting on behalf of the

Company or any subsidiary has, in the course of his actions for or on behalf of the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

           l.      Brokers; No General Solicitation. The Company has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement and the transactions contemplated hereby. The Company and the Buyer both acknowledge that no other broker or finder was involved with respect to the transactions contemplated hereby. Neither the Company nor any distributor participating on the Company’s behalf in the transactions contemplated hereby nor any person acting for the Company, or any such distributor, has conducted any “general solicitation,” as described in Rule 502(c) under Regulation D, with respect to the Securities being offered hereby.

           m.      Eligibility to File Registration Statement. The Company is currently eligible to file a registration statement with the SEC either on Form SB-1 or Form SB-2 under the 1933 Act.

           n.      Non-Disclosure of Non-Public Information. (a) The Company shall in no event disclose material, non-public information to the Buyer, advisors to or representatives of the Buyer unless prior to or contemporaneously with such disclosure of information the Company marks such information as “non-public information – confidential” and provides the Buyer, such advisors and representatives with the opportunity to accept or refuse to accept such non-public information for review. The Company may, as a condition to disclosing any non-public information hereunder, require the Buyer, its advisors and representatives to enter into a confidentiality agreement in form reasonably satisfactory to the Company and the Buyer.

                    (b) Nothing herein shall require the Company to disclose non-public information to the Buyer, its advisors or representatives, and the Company represents that it does not disseminate material non-public information to investors who purchase stock in the Company in a public offering, to money managers or to securities analysts; provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Buyer and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the registration statement to be filed pursuant to the Registration Rights Agreement, would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Nothing herein shall be construed to mean that such persons or entities other than the Buyer (without the written consent of the Buyer prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that, based upon such due diligence by such persons or entities, that the registration statement contains an untrue statement of a material fact or omits a material fact required to be stated in such registration statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

           o.      Invention Assignment and Confidentiality Agreement. Each employee and consultant or independent contractor of the Company or any of its subsidiaries whose duties principally include the development of products or Intellectual Property (as defined below), and each former employee and consultant or independent contractor whose duties principally included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality agreement or an employment or consulting agreement containing terms with respect to invention assignments and confidentiality. No current employee, officer or consultant of the Company has excluded works or inventions made prior to his or her employment with the Company from his or her assignment of inventions pursuant to such employee, officer or consultant’s agreement regarding confidential information and invention assignment, except where such exclusion could not reasonably be expected to have a Material Adverse Effect. The Company has taken reasonable security measures to maintain the confidentiality of the Company’s proprietary information.

           p.       Intellectual Property.

                      (i)       Ownership or Right to Use. The Company or one of its subsidiaries has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, or reasonably expects that it will be able to obtain licenses or legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights and trade names and any applications therefor, trade secrets or other confidential or proprietary information (“Intellectual Property”) necessary to enable the Company and its subsidiaries to carry on their respective businesses as currently conducted or as proposed to be conducted, except where the failure to own or have rights to use such Intellectual Property could not reasonably be expected to have a Material Adverse Effect.

                      (ii)      Licenses; Other Agreements. Except as disclosed in Schedule 3(q), neither the Company nor any of its subsidiaries is currently subject (whether as licensor or licensee) to any exclusive licenses (whether such exclusivity is temporary or permanent) to any material portion of the Intellectual Property utilized by the Company or any of its subsidiaries. There is not outstanding any license or agreement of any kind relating to the license by the Company of any Intellectual Property owned by the Company or any of its subsidiaries, except for agreements with customers of the Company or any such subsidiary entered into in the ordinary course of business. Neither the Company nor any of its subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property (other than off-the-shelf commercial applications), except as it may be so obligated in the ordinary course of its business.

                      (iii)      No Infringement. To the Knowledge of the Company, neither the Company nor any of its subsidiaries has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property right of a third party, and the Company and its subsidiaries have not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company or any of its subsidiaries must license or refrain from using any intellectual property rights of any third party) which, if the subject of any unfavorable decision, ruling or finding would, individually or in the aggregate, be reasonably likely to have Material Adverse Effect.

           q.      Title to Property and Assets. The properties and assets owned by the Company and each of its subsidiaries are owned by the Company or such subsidiary free and clear of all mortgages, deeds of trusts, liens, charges, encumbrances and security interests, except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and could not reasonably be expected to have a Material Adverse Effect. With respect to the property and assets it leases, each of the Company and its subsidiaries is in compliance with such leases, except for any such noncompliance that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

           r.      Tax Matters.

                      (i)      To the Knowledge of the Company, there have been no examinations or audits of any of the Company’s tax returns or reports by any Governmental Entity having jurisdiction over the Company. To the Knowledge of the Company, each of the Company and its subsidiaries has filed all federal, state, county and local tax returns required to have been filed by them and paid all taxes shown to be due on such returns. There are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

                      (ii)       The Company has not elected pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), to be treated as an “S” corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Code, respectively, nor to the Company’s knowledge has it made any other elections pursuant to the code (other than elections which relate solely to matters of accounting, depreciation or amortization) which would have a Material Adverse Effect.

           s.      ERISA. The Company does not sponsor or participate in any employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), except as disclosed on Section 3(u). The Company is not required to contribute to any “multi-

employer plan” as defined in ERISA, Section 3(37), nor has the Company ever contributed to or withdrawn from such a multi-employer plan.

           t.      Employment Matters. There are no complaints pending or, to the Company’s knowledge, threatened before any Governmental Entity alleging unfair labor practices or unlawful discrimination or, to the Company’s knowledge, is there any basis for any such claim. There are no existing or, to the Company’s knowledge, threatened labor strikes, disputes, grievances, controversies or other labor troubles affecting the Company which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not a party to any collective bargaining agreement with any labor union.

           u.      Environmental. The Company, the operation of its business and any real property that the Company owns or has owned, leases or has leased or otherwise occupies or uses or has occupied or used (the “Premises”) are, to the Company’s knowledge, in compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws, except where the failure to comply could not reasonably be expected to have a Material Adverse Effect. The Company has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceeding, claim or lawsuit, from any person arising out of the ownership or occupation of the Premises, or the conduct of its operations, and the Company is not aware of any basis therefor. To the Knowledge of the Company, no material expenditures are or will be required in order to comply with any Environmental Laws. For purposes of this Agreement, the term “Environmental Laws” shall mean any Federal, state, local or foreign law, ordinance, rule, regulation, permit and authorization pertaining to the protection of human health or the environment.

           4.      COVENANTS.

          a.       Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

           b.      Securities Laws. The Company agrees to timely file a Form D (and any equivalent form required by applicable state law) with respect to the Securities if and as required under Regulation D and applicable state securities laws and to provide a copy thereof to the Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as is necessary to sell the Securities being sold to the Buyer on each such date under applicable securities laws of the United States and the relevant state(s), and shall if specifically so requested provide evidence of any such action so taken to the Buyer on or prior to the Closing Date.

           c.      Reporting Status. So long as the Buyer beneficially owns any of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations hereunder would permit such termination.

          d.       Use of Proceeds. The Company will use the proceeds from the sale of the Securities for operating capital and capital expansion.

           e.      Financial Information. Until such time as the Buyer no longer beneficially owns Securities, the Company agrees to send the following reports to the Buyer: (i) after filing with the SEC, a copy of each of its Annual Reports, its Quarterly Reports, and any reports filed on Form 8-K; and (ii) as soon as reasonably practicable after release thereof, copies of all press releases issued by the Company or any of its subsidiaries.

           f.      Reservation of Shares. The Company shall at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the Warrant Shares. Prior to exercise of the Warrants, the Company shall not reduce the number of shares of Common Stock reserved for issuance hereunder without the written consent of the Buyer except for a reduction proportionate to a reverse stock split effected for a business purpose other than affecting the requirements of this Section, which reverse stock split affects all shares of Common Stock equally.

           g.      Intentional Acts or Omissions. Neither party shall intentionally perform any act that if performed, or omit to perform any act that if omitted to be performed, would prevent or excuse the performance of this Agreement or any of the transactions contemplated hereby.

           h.      Expenses. The Company agrees to pay to or at the direction of the Buyer the sum of $5,000 at the Closing as reimbursement for the attorney's fees and expenses of the Buyer incurred by it in connection with the transactions contemplated by this Agreement.

           i.      Indemnification for Breaches of Certain Representations.

          (i)       The Company agrees to indemnify Buyer from any dilution in Buyer's percentage ownership interest of the Common Stock arising from a breach of the representations and warranties in Section 3(c). As soon as practicable, but in no event later than three (3) business days, following the issuance of any securities of the Company that result in a breach of Section 3(c) (a “Dilutive Issuance”), the Company shall notify the Buyer of such Dilutive Issuance and shall promptly thereafter issue to the Buyer a number of shares of Common Stock (the “Additional Shares”) such that, following the issuance of the Additional Shares, the Buyer’s ownership interest in the Company shall be equal to the Buyer’s ownership interest prior to the Dilutive Issuance. Any Additional Shares, if issued, shall not require the payment of any additional consideration by the Buyer and shall be validly issued and fully paid and non-assessable shares of Common Stock. Any Additional Shares issued pursuant to this sub-

paragraph shall be subject to the restrictions set forth in Article 5 of this Agreement and shall be “Registrable Securities” for purposes of the Registration Rights Agreement.

          (ii)      The Company further agrees to indemnify the Buyer against, and hold harmless from and against, any and all claims, losses, damages, liabilities, judgments, fines, penalties, assessments (including, without limitation, any diminution in value of the Securities) and expenses (including, without limitation, reasonable attorneys’ fees) (collectively, “Damages”) suffered or incurred by Buyer or to which the Buyer may otherwise become subject and which arise from or as a result of (a) any action, suit, proceeding, inquiry or investigation described in Schedule 3(j), or (b) a breach of the representations and warranties in Section 3(c). In the event that the Buyer shall have incurred any Damages, the Buyer shall deliver to the Company written notice (1) stating that the Buyer has paid Damages, (2) specifying in reasonable detail the individual items of Damages included in the amount so stated, and (3) indicating that the Buyer is entitled to indemnification from the Company. As soon as practicable, but in no event later than five (5) business days, thereafter, the Company shall deliver payment for such Damages to the Buyer at the address set forth in Section 8(g) hereof.

           j.      Restriction on Below Market Issuance of Securities. Until the date which is twelve (12) months from the Closing Date , the Company shall not issue or agree to issue (other than (i) to the Buyer pursuant to the transactions contemplated herein, (ii) pursuant to any employee stock option plan or employee stock purchase plan of the Company established during the term of this restriction for a legitimate business purpose and not to avoid the restrictions imposed in this Section 4(m), (iii) pursuant to any existing security, option, warrant, scrip, call or commitment or right in each case as disclosed on Schedule 3(c) hereof, or (iv) with the consent of the Buyer , not to be unreasonably withheld) any equity securities of the Company (or any security convertible into or exercisable or exchangeable, directly or indirectly, for equity securities of the Company) or debt securities of the Company if such securities are issued at a price (or provide for a conversion, exercise or exchange price) which is less than the current market price for the Common Stock on the date of issuance (in the case of Common Stock) or the date of conversion, exercise or exchange (in the case of securities convertible into or exercisable or exchangeable, directly or indirectly, for Common Stock). In the event the Company seeks to offer such securities as permitted in subsection 4(m)(iv) of this Section, the Company shall first offer to the Buyer, pro rata, the opportunity to purchase such securities on the same terms and conditions as proposed by the Company (the “First Offer”). The Buyer shall have ten (10) days to advise the Company in writing that it accepts its pro rata share of the First Offer. If the Buyer does not so advise the Company, the Company shall be free, for a period of sixty (60) days, to issue such securities as proposed to such other party, after which sixty (60) day period the restrictions contained in this Section 4(m) shall apply as if the Buyer had not given its consent and the First Offer had not been made to the Buyer.

           5.      LEGEND AND TRANSFER INSTRUCTIONS.

           a.      Transfer Agent Instructions. The Company shall instruct its transfer agent to issue certificates, registered in the name of the Buyer or its permitted nominee, for the Warrant Shares in accordance with the terms of the applicable Warrants and in such amounts as are set forth in the Warrants upon exercise of the Warrants. All such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement only to the extent required by applicable law and as specified in this Agreement and the Exhibits and Addenda hereto, and with consideration to Section 4(h) hereof. The Company warrants that no instruction other than such instructions referred to in this Section 5, and stop transfer instructions to give effect to Section 2(f) hereof in the case of the Warrant Shares prior to the registration of same under the 1933 Act, will be given by the Company to its transfer agent and the Warrant Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent permitted by applicable law and provided by this Agreement, the Warrants and the Registration Rights Agreement. Nothing in this Section shall affect in any way the Buyer’s obligations and agreement to comply with all applicable securities laws upon resale of the Warrant Shares. If the Buyer (x) provides the Company with an opinion of counsel reasonably satisfactory to Company that registration by the Buyer of the Warrants and/or the Warrant Shares is not required under the 1933 Act and that resale is otherwise permitted under applicable securities laws, or (y) transfers Securities to an affiliate which is an accredited investor (in accordance with the provisions of this Agreement) or in compliance with Rule 144, then in either instance the Company shall permit the said transfer, and if applicable promptly (and in all events within two (2) trading days) instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Buyer.

           b.      Removal of Legends. The Legend shall be removed and the Company shall issue a certificate without such Legend to the holder of any Security upon which it is stamped, and a certificate for a security shall be originally issued without the Legend, if, unless otherwise required by state securities laws, (x) the resale of such Security is registered under the 1933 Act, or (y) such holder provides the Company with an opinion by counsel reasonably satisfactory to the Company, that is in form, substance and scope reasonably satisfactory to the Company, to the effect that a public sale or transfer of such Security may be made without registration under the 1933 Act or (z) such holder provides the Company with assurances reasonably satisfactory to the Company and its counsel, that such Security can be sold pursuant to Rule 144. The Buyer agrees that its sale of all Securities, including those represented by a certificate(s) from which the Legend has been removed, or which were originally issued without the Legend, shall be made only pursuant to an effective registration statement (and to deliver a prospectus in connection with such sale) or in compliance with an exemption from the registration requirements of the 1933 Act. In the event the Legend is removed from any Security or any Security is issued without the Legend and thereafter the effectiveness of a registration statement covering the sales of such Security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then upon reasonable advance notice to the holder of such Security, the Company shall be entitled to require that the Legend be placed upon any such Security which cannot then be sold pursuant to an effective registration statement or Rule 144 or with respect to which the opinion referred to in clause (y) next above has not been rendered, which Legend shall be removed when such Security may be sold pursuant to an effective registration statement or Rule 144 (or such holder provides the opinion with respect thereto described in clause (y) next above.

           c.      Injunctive Relief for Breach. The Company acknowledges that a breach of its obligations under Sections 5(a) and 5(b) above will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly the Company agrees that the remedy at law for a breach of its obligations under such Sections would be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of such Sections, the Buyer shall be entitled, in addition to all other remedies at law or in equity, to an injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

           6.      CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

          The obligation of the Company hereunder to sell Common Stock and Warrants at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

           a.      The parties shall have executed this Agreement and the Registration Rights Agreement, and the parties shall have delivered the respective documents or signature pages thereof to the other party.

           b.      The Buyer shall have delivered to the Company the Equipment Credit and the Company Payment less any amounts deducted in accordance with Section 4(h) hereof.

           c.      The representations and warranties of the Buyer shall be true and correct in all material respects as of the date made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

           d.      No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

           7.      CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

          The obligation of the Buyer to purchase Common Stock and Warrants is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the sole benefit of the Buyer and may be waived by the Buyer at any time in its sole discretion:

           a.      The parties shall have executed this Agreement and the Registration Rights Agreement, the parties shall have delivered the respective documents or signature pages thereof to each other.

           b.      The representations and warranties of the Company shall be true and correct in all material respects as of the date made and as of Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer may in its sole discretion require a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer.

           c.       The Company shall have issued and have duly executed by the authorized officers of the Company, and delivered to the Buyer, the Common Stock certificate(s) and Warrants being sold at the Closing.

           d.      The Common Stock and Warrant Shares shall be authorized for quotation on the OTC Bulletin Board Market (or another national securities exchange or market) and trading in the Common Stock on such market shall not have been suspended by the SEC, the NASD or any other relevant regulatory agency.

           e.      No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

           f.      The Buyer shall have received the opinion of Company counsel, dated as of the Closing Date, substantially in the form attached hereto as Exhibit C.

           g.      The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by the Company prior to or at the Closing.

           (h)      The Company shall have received the waivers of certain holders of registration rights necessary to effect the transactions contemplated by the Registration Rights Agreement.

           8.      GOVERNING LAW; MISCELLANEOUS.

          a.       Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws. In the event of any litigation regarding the interpretation or application of this Agreement, the parties irrevocably consent to jurisdiction in any of the state or federal courts located in the City of Houston, State of Texas and waive their rights to object to venue in any such court, regardless of the convenience or inconvenience thereof to any party. Service of process in any civil action relating to or arising out of this Agreement (including also all Exhibits or Addenda hereto) or the transaction(s) contemplated herein may be accomplished in any manner provided by law. The parties hereto agree that a final, non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

           b.      Counterparts. This Agreement may be executed in two or more identical counterparts, including counterparts transmitted by facsimile, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and signature pages from such counterparts have been delivered to the other party.

           c.       Headings; Gender, Etc. The headings of this Agreement are for convenience of reference and shall not form a part of, or affect the interpretation of this Agreement. As used herein, the masculine shall refer to the feminine and neuter, the feminine to the masculine and neuter, and the neuter to the masculine and feminine, as the context may require. As used herein, unless the context clearly requires otherwise, the words “herein,” “hereunder” and “hereby,” shall refer to this entire Agreement and not only to the Section or paragraph in which such word appears. If any date specified herein falls upon a Saturday, Sunday or public or legal holidays, the date shall be construed to mean the next business day following such Saturday, Sunday or public or legal holiday. For purposes of this Agreement, a “business day” is any day other than a Saturday, Sunday or public or legal holiday.

           d.      Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

           e.      Entire Agreement; Amendments. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.

No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

           f.      Notices. Any notices required or permitted to be given under the terms of this Agreement shall be sent by U. S. Mail or delivered personally or by courier or via facsimile (if via facsimile, to be followed within three (3) business days by an original of the notice document via U.S. Mail or courier) and shall be effective five (5) days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier or by facsimile, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:      CYNET, Inc.
                             12777 Jones Road, Suite 400
                             Houston, Texas 77070
                             Telephone: 281.897.8317 ext. 332
                             Facsimile: 281.894.7952
                             Attention: Mr. Samuel Beale, General Counsel

If to the Buyer, at the address on the signature page of this Agreement. Each party shall provide written notice to the other party of any change in address.

           g.      Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor the Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent shall not be unreasonably withheld), and in any event any assignee of the Buyer shall be an accredited investor (as defined in Regulation D), in the written opinion of counsel who is reasonably satisfactory to the Company and in form, substance and scope reasonably satisfactory to the Company. Notwithstanding the foregoing, if applicable, any of the entities constituting the Buyer (if greater than one (1) entity) may assign its rights hereunder to any of its “affiliates,” as that term is defined under the 1934 Act, without the consent of the Company; provided, however, that any such assignment shall not release such assigning entity from its obligations hereunder unless such obligations are assumed by such affiliate and the Company has prior to such assignment and assumption consented in writing to the same; and no such assignment shall be made unless it is made in accordance with any applicable securities laws of any applicable jurisdiction. Any request for an assignment made hereunder by the Buyer shall be accompanied by a legal opinion in form, substance and scope reasonably satisfactory to the Company, that such assignment is proper under applicable law. Notwithstanding anything herein to the contrary, Buyer may pledge the Securities as collateral for a bona fide loan pursuant to a security agreement with a third party lender, and such pledge shall not be considered an assignment in violation of this Agreement so long as it is made in compliance with all applicable law.

          h.       No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto, any other buyer who execute an Agreement of like tenor with this Agreement, and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

           i.      Survival. Unless this Agreement is terminated under Section 8(1), the representations and warranties of the Company and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 8 shall survive the Closing of the purchase and sale of Securities purchased and sold hereby.

           j.      Publicity. The Company and the Buyer shall have the right to review before issuance by the other, any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, either party shall be entitled, without prior consultation with or approval of the other, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations.

           k.      Further Assurance. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

           l.      Termination. Neither party may unilaterally terminate this Agreement after the Closing for any reason other than a material breach of this Agreement by the non- breaching party. Such termination shall not be the sole remedy for a breach of this Agreement by the non-breaching party, and each party shall retain all of its rights hereunder at law or in equity. Notwithstanding anything herein to the contrary, a party whose breach of a covenant or representation and warranty or failure to satisfy a condition prevented the Closing shall not be entitled to terminate this Agreement.

           m.      Remedies. No provision of this Agreement providing for any specific remedy to a party shall be construed to limit such party to the specific remedy described, and any other remedy that would otherwise be available to such party at law or in equity shall be so available. Nothing in this Agreement shall limit any rights a party may have with any applicable federal or state securities laws with respect to the transactions contemplated hereby.

           IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

[SIGNATURE PAGE FOLLOWS]

List of Exhibits

          Exhibit A           Warrant to Purchase Common Stock
          Exhibit B           Registration Rights Agreement
          Exhibit C           Opinion of Counsel for the Company
          Exhibit D           Equipment Credit

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT DATED
AS OF AUGUST 8, 2000]

          COMPANY:

          CYNET, INC.

          By: /s/ Vincent W. Beale, Sr.
             Mr. Vincent W. Beale, Sr., Chairman

          BUYER:

          CPQ HOLDINGS, INC.

          By: /s/ Harold F. Enright, Jr.
             Name & Title:

          BUYER'S ADDRESS:

           CPQ Holdings, Inc.
           c/o Compaq Computer Corporation
           20555 State Highway 249
           Houston, Texas 77070
           Attn: General Counsel
           (Office of the Corporate Secretary)

EXHIBIT C

THIS COMMON STOCK PURCHASE  WARRANT AND THE SECURITIES  REPRESENTED  HEREBY HAVE
NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE
TRANSFERRED  IN VIOLATION OF SUCH ACT, THE RULES AND  REGULATIONS  THEREUNDER OR
THE PROVISIONS OF THIS COMMON STOCK PURCHASE WARRANT.

                   Number of Shares of Common Stock: 270,270
                             Warrant No. 374

                         COMMON STOCK PURCHASE WARRANT

                          To Purchase Common Stock of

                                    CYNET, Inc.

     THIS IS TO CERTIFY THAT CPQ  HOLDINGS,  INC.,  or  registered  assigns,  is entitled,  at any time from the  Closing  Date (as  hereinafter  defined) to the
Expiration Date (as hereinafter  defined), to purchase from CYNET, Inc., a Texas corporation  (the  "Company"),  270,270  shares of Common Stock (as  hereinafter defined and subject to  adjustment  as  provided  herein),  in whole or in part, including  fractional  parts,  at a  purchase  price per  share  equal to $1.21, subject to adjustment as provided  herein,  all on the terms and  conditions and pursuant to the provisions hereinafter set forth.

1.       Definitions

     As used  in this  Common  Stock  Purchase  Warrant  (this  "Warrant"),  the following terms shall have the respective meanings set forth below:

     "Additional  Shares of Common  Stock" shall mean all shares of Common Stock issued by the Company after the Closing Date, other than Warrant Stock.

     "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of Delaware.

     "Closing Date" shall have the meaning set forth in the Securities  Purchase
Agreement.

     "Commission" shall mean the Securities and Exchange Commission or any other
federal  agency  then   administering  the  Securities  Act  and  other  federal
securities laws.

     "Common  Stock" shall mean (except where the context  otherwise  indicates)
the Class A Voting  Common  Stock,  no par value per  share,  of the  Company as constituted  on the Closing  Date,  and any capital stock into which such Common
Stock may thereafter be changed, and shall also include (i) capital stock of the
Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any  reclassification  thereof  which is also not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to  redemption  and (ii) shares of common  stock of any successor or acquiring  corporation received by or distributed to the holders of
Common Stock of the Company in the circumstances contemplated by Section 4.4.

     "Convertible  Securities"  shall mean evidences of indebtedness,  shares of stock or other  securities that are convertible  into or  exchangeable,  with or without payment of additional  consideration in cash or property,  for shares of
Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

     "Current Market Price" shall mean on any date of determination  the closing bid price of a Common Share on such day as reported on OTCBB;  provided, if such security  bid is not listed or admitted to trading on OTCBB,  as reported on the principal  national security exchange or quotation system on which such security is quoted  or listed or  admitted  to  trading,  or, if not  quoted or listed or admitted to trading on any national securities exchange or quotation system, the closing bid price of such security on the over-the-counter  market on the day in question as reported by Bloomberg LP, or a similar generally  accepted reporting service, as the case may be.

     "Current  Warrant  Price" shall mean, in respect of a share of Common Stock at any date herein specified,  the price at which a share of Common Stock may be purchased  pursuant  to this  Warrant  on such  date,  as set forth in the first paragraph hereof.

     "Exchange Act" shall mean the Securities  Exchange Act of 1934, as amended, or  any  successor  federal  statute,  and  the  rules  and  regulations  of the
Commission thereunder, all as the same shall be in effect from time to time.

     "Exercise  Period"  shall mean the  period  during  which  this  Warrant is exercisable pursuant to Section 2.1.

     "Expiration Date" shall mean the third anniversary of the Closing Date.

     "Fundamental  Corporate Change" shall have the meaning set forth in Section
4.4.

     "GAAP" shall mean generally  accepted  accounting  principles in the United
States of America as from time to time in effect.

     "Holder"  shall mean the Person in whose name the Warrant or Warrant  Stock set forth herein is registered on the books of the Company  maintained  for such purpose.

                                      -2-

     "Other Property" shall have the meaning set forth in Section 4.4.

     "Person" shall mean any individual, sole proprietorship, partnership, joint
venture,   trust,   incorporated   organization,    association,    corporation,
institution,  public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise,  including, without limitation, any instrumentality, division, agency, body or department thereof).

     "Restricted  Common  Stock" shall mean shares of Common Stock which are, or which upon their issuance on their exercise of this Warrant would be,  evidenced by a certificate bearing the restrictive legend set forth in Section 9.1(a).

     "Securities Act" shall mean the Securities Act of 1933, as amended,  or any successor  federal  statute,  and the rules and  regulations  of the  Commission thereunder, all as the same shall be in effect at the time.

     "Securities   Purchase   Agreement"  shall  mean  the  Securities  Purchase
Agreement  dated as of a date even herewith  between the Company and the initial holder of this Warrant, as it may be amended from time to time.

     "Transfer" shall mean any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

     "Transfer Notice" shall have the meaning set forth in Section 9.2.

     "Warrant  Price"  shall mean an amount equal to (i) the number of shares of
Common Stock being  purchased upon exercise of this Warrant  pursuant to Section
2.1,  multiplied  by (ii)  the  Current  Warrant  Price  as of the  date of such exercise.

     "Warrant  Stock"  shall mean the shares of Common  Stock  purchased  by the holders of the Warrants upon the exercise thereof.

     "Warrants"  shall mean this Warrant and all warrants  issued upon transfer, division or combination  of, or in substitution  for, any thereof.  All Warrants shall at all times be identical as to terms and conditions  and date,  except as to the  number of shares of Common  Stock for which  they may be  exercised.

     2.    Exercise of Warrant

     2.1   Manner of Exercise

     From and after the Closing Date and until 5:00 p.m.,  Houston  time, on the
Expiration Date, Holder may exercise this Warrant,  on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

     In order to  exercise  this  Warrant,  in  whole or in part,  Holder  shall deliver to the Company at its principal  office at 12777 Jones Road,  Suite 400,
Houston,  Texas  77070,  or at the office or agency  designated  by the  Company pursuant to Section 12, (i) a written notice of

                                      -3-

Holder's  election to exercise  this  Warrant,  which notice  shall  specify the number of shares of Common  Stock to be  purchased,  (ii) payment of the Warrant
Price in cash or wire transfer or cashier's  check drawn on a United States bank and (iii) this Warrant.  Such notice shall be  substantially  in the form of the subscription  form  appearing  at the end of this  Warrant  as  Exhibit  A, duly executed by Holder or its agent or attorney.  Upon receipt of the items referred to in clauses  (i),  (ii) and (iii)  above,  the Company  shall,  as promptly as practicable,  and in any event within five Business Days thereafter,  execute or cause  to be  executed  and  deliver  or  cause  to be  delivered  to  Holder  a certificate or certificates  representing the aggregate number of full shares of
Common Stock  issuable  upon such  exercise,  together  with cash in lieu of any fraction  of  a  share,  as  hereinafter  provided.  The  stock  certificate  or certificates so delivered shall be, to the extent possible, in such denomination or  denominations  as Holder shall request in the notice and shall be registered in the name of Holder  or,  subject  to  Section  9, such other name as shall be designated in the notice.  This Warrant  shall be deemed to have been  exercised and such  certificate or certificates  shall be deemed to have been issued,  and
Holder or any other Person so  designated to be named therein shall be deemed to have become a holder of record of such shares for all  purposes,  as of the date the  notice,  together  with the cash or check or checks  and this  Warrant,  is received by the Company as described  above and all taxes required to be paid by
Holder,  if any,  pursuant to Section  2.2 prior to the  issuance of such shares have been paid. If this Warrant shall have been  exercised in part,  the Company shall, at the time of delivery of the  certificate or certificates  representing
Warrant Stock,  deliver to Holder a new Warrant  evidencing the rights of Holder to purchase the  unpurchased  shares of Common Stock called for by this Warrant, which new Warrant  shall in all other  respects be identical  with this Warrant, or, at the request of Holder,  appropriate  notation may be made on this Warrant and the same returned to Holder.  Notwithstanding  any  provision  herein to the contrary,  the Company  shall not be required to register  shares in the name of any Person who  acquired  this  Warrant (or part  hereof) or any  Warrant  Stock otherwise than in accordance with this Warrant.

     In addition, and notwithstanding anything to the contrary contained in this
Warrant,  this Warrant may be exercised by  presentation  and  surrender of this
Warrant to the Company in a cashless exercise,  including a written  calculation of the number of Warrant  Shares to be issued upon such  exercise in  accordance with the  terms  hereof (a  "Cashless  Exercise").  In the  event of a  Cashless
Exercise,  in lieu of paying the Exercise Price, the Holder shall surrender this
Warrant  for,  and the  Company  shall issue in respect  thereof,  the number of
Warrant Shares  determined by multiplying  the number of Warrant Shares to which the Holder  would  otherwise be entitled by a fraction,  the  numerator of which shall be the  difference  between the then Current Market Price per share of the
Common Stock and the Exercise  Price,  and the denominator of which shall be the then Current Market Price per share of Common Stock.

     The Warrant Shares so purchased  shall be deemed to be issued to the Holder or Holder's  designees,  as the record owner of such Warrant  Shares,  as of the date on which this Warrant shall have been surrendered,  the completed  Exercise
Form shall have been delivered,  and payment (or notice of an election to effect a Cashless  Exercise)  shall have been made for such Warrant Shares as set forth
above.Simultaneously  with the exercise of this Warrant,  payment in full of the
Warrant  Price shall be made by payment of the Warrant  Price in cash or by wire transfer  or  cashier's  check  drawn on a  United  States  bank or by  Cashless
Exercise.

                                      -4-

     2.2 Payment of Taxes and Charges

     All shares of Common  Stock  issuable  upon the  exercise  of this  Warrant
pursuant  to  the  terms  hereof  shall  be  validly  issued,   fully  paid  and
nonassessable,  freely tradable and without any preemptive  rights.  The Company shall pay all expenses in connection with, and all taxes and other  governmental charges that may be imposed  with respect to, the issuance or delivery  thereof, unless  such tax or charge is  imposed  by law upon  Holder,  in which case such taxes or charges  shall be paid by Holder.  The Company  shall not be  required, however,  to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any  certificate for shares of Common Stock issuable upon exercise of this Warrant in any name other than that of Holder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been  established  to the satisfaction  of the  Company  that no such  tax or  other  charge  is due.

     2.3  Fractional Shares

     The Company  shall not be required  to issue a  fractional  share of Common
Stock upon  exercise of any  Warrant.  As to any fraction of a share that Holder would  otherwise be entitled to purchase upon such  exercise,  the Company shall pay a cash  adjustment  in respect of such final  fraction in an amount equal to the same  fraction of $1.21 per share of Common  Stock as of the  Closing  Date.
Notwithstanding  the above,  the Company shall not be required to pay any single cash adjustment in an amount less than $2.00.

     2.4 Continued Validity

     A holder of  shares  of  Common  Stock  issued  upon the  exercise  of this
Warrant, in whole or in part (other than a holder who acquires such shares after the same have been publicly sold pursuant to a Registration  Statement under the
Securities  Act or sold pursuant to Rule 144  thereunder)  shall  continue to be entitled  with  respect to such shares to all rights to which it would have been entitled  as Holder  under  Sections 9, 10 and 14 of this  Warrant.  The Company will,  at the time of exercise of this  Warrant,  in whole or in part,  upon the request of Holder,  acknowledge in writing,  in form reasonably  satisfactory to
Holder,  its continuing  obligation to afford Holder all such rights;  provided, however,  that if Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to Holder all such rights.

     3. Transfer, Division and Combination

     3.1 Transfer

     Subject to  compliance  with  Section 9,  transfer of this  Warrant and all rights  hereunder,  in whole or in part, shall be registered on the books of the
Company to be maintained for such purpose, upon surrender of this Warrant at the principal  office of the  Company  referred  to in Section  2.1 or the office or agency designated by the Company pursuant to Section 12, together with a written assignment  of this Warrant  substantially  in the form of Exhibit B hereto duly executed  by Holder or its agent or  attorney  and funds  sufficient  to pay any transfer  taxes payable upon the making of such  transfer.  Upon such  surrender and, if required, such payment,

                                      -5-

the Company  shall,  subject to Section 9,  execute and deliver a new Warrant or
Warrants  in the  name of the  assignee  or  assignees  and in the  denomination specified in such  instrument of  assignment,  and shall issue to the assignor a new Warrant  evidencing  the portion of this Warrant not so  assigned,  and this
Warrant  shall  promptly  be  canceled.  A  Warrant,  if  properly  assigned  in compliance  with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock  without  having a new warrant  issued.

     3.2 Division and Combination

     Subject to Section 9, this  Warrant may be divided or  combined  with other
Warrants  upon  presentation  hereof  at the  aforesaid  office or agency of the
Company,  together with a written notice  specifying the names and denominations in which  new  Warrants  are to be  issued,  signed  by  Holder  or its agent or attorney.  Subject to  compliance  with  Sections  3.1 and 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

     3.3 Expenses

     The Company shall prepare, issue and deliver at its own expense (other than transfer  taxes)  the new  Warrants  or  Warrants  under  this  Section  3.

     3.4  Maintenance of Books

     The Company agrees to maintain,  at its aforesaid  office or agency,  books for the registration and the registration of transfer of the Warrants.

     4.  Adjustments

     The number of shares of Common Stock for which this Warrant is exercisable, or the  price at which  such  shares  may be  purchased  upon  exercise  of this
Warrant,  shall be subject to adjustment  from time to time as set forth in this
Section 4. The Company  shall give Holder  notice of any event  described  below which  requires an  adjustment  pursuant  to this  Section 4 at the time of such event.

     4.1 Stock Dividends, Subdivisions and Combinations

     If at any time the Company shall:

     (a) take a record of the  holders  of its Common  Stock for the  purpose of entitling  them to  receive a dividend  payable  in, or other  distribution  of,
Additional Shares of Common Stock;

     (b) subdivide its  outstanding  shares of Common Stock into a larger number of shares of Common Stock; or

     (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

                                      -6-

then (i) the  number  of  shares of Common  Stock  for  which  this  Warrant  is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record  holder of the same number of  shares  of  Common  Stock  for  which  this  Warrant  is  exercisable immediately  prior to the  occurrence  of such event would own or be entitled to receive  after the happening of such event,  and (ii) the Current  Warrant Price shall be adjusted  to equal (A) the  Current  Warrant  Price  multiplied  by the number of  shares  of  Common  Stock  for  which  this  Warrant  is  exercisable immediately  prior to the  adjustment  divided  by (B) the  number of shares for which this Warrant is exercisable immediately after such adjustment.

     4.2   Certain Other Distributions

     If at any time the Company shall take a record of the holders of its Common
Stock for the  purpose  of  entitling  them to  receive  any  dividend  or other distribution of:

     (a) cash;

     (b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature  whatsoever  (other than cash,  Convertible
Securities or Additional Shares of Common Stock); or

     (c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash,  Convertible Securities or Additional
Shares of Common Stock);

then Holder shall be entitled to receive  such  dividend or  distribution  as if
Holder had exercised the Warrant. A reclassification  of the Common Stock (other than a change  in par  value,  or from par  value to no par value or from no par value to par value or any other  changes in the  Common  Stock  incident  to the elimination  of the Company's  Class B Common Stock) into shares of Common Stock and shares of any other  class of stock  shall be deemed a  distribution  by the
Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.2 and, if the  outstanding  shares of
Common  Stock  shall be  changed  into a larger or  smaller  number of shares of
Common Stock as a part of such  reclassification,  such change shall be deemed a subdivision or  combination,  as the case may be, of the  outstanding  shares of
Common Stock within the meaning of Section 4.1.

     Notwithstanding the foregoing  provisions of this Section 4.2, in the event that the Company shall, at any time or from time to time after the Closing Date, declare, order, pay or make a dividend or other distribution (including, without limitation,  any distribution of stock or other securities or property or rights or  warrants  to  subscribe  for  securities  of  the  Company  or  any  of  its subsidiaries  by way of dividend or  spin-off)  on shares of its Common Stock in connection  with a spin-off of assets or businesses of the Company or any of its subsidiaries  to the Company's  shareholders,  then,  and in each such case, the
Company shall declare,  order, pay and make the same dividend or distribution to each Holder of the  Warrants as would have been made with  respect to the number of Common  Shares such Holder would have  received  had it exercised  all of its
Warrants  in full for all the  Common  Shares  then  underlying  such  Warrants, immediately  prior  to such  dividend  or  distribution.

                                      -7-

     4.3  Other  Provisions Applicable to Adjustments under this Section

     The following  provisions  shall be applicable to the making of adjustments of the number of shares of Common  Stock for which this  Warrant is  exercisable and the Current Warrant Price provided for in this Section 4:

     (a) When Adjustments to be Made. The adjustments required by this Section 4 shall  be made  whenever  and as  often  as any  specified  event  requiring  an adjustment shall occur.  For the purpose of any adjustment,  any specified event shall be deemed to have  occurred  at the close of  business  on the date of its occurrence.

     (b) Fractional  Interests.  In computing  adjustments under this Section 4, fractional  interests in Common Stock shall be taken into account to the nearest
1/10th of a share.

     (c) When Adjustment not Required. If the Company shall take a record of the holders  of its Common  Stock for the  purpose  of  entitling  them to receive a
dividend  or   distribution  or  subscription  or  purchase  rights  and  shall, thereafter and before the distribution to shareholders thereof,  legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights,  then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment  previously made in respect thereof shall be rescinded and annulled.

     (d) Challenge to Good Faith Determination.  Whenever the Board of Directors
of the Company  shall be required to make a  determination  in good faith of the fair  value  of any  item  under  this  Section  4,  such  determination  may be challenged in good faith by the Holder,  and any dispute shall be resolved by an investment banking firm of recognized  national standing selected by the Company and acceptable to Holder.

     4.4 Reorganization,  Reclassification, Merger, Consolidation or
         Disposition of Assets

     In case the Company shall  reorganize  its capital,  reclassify its capital stock,  consolidate  or merge with or into another  Person (where the Company is not the survivor or where there is a change in or  distribution  with respect to the Common Stock of the Company), or sell, convey, transfer or otherwise dispose of all or substantially all its property,  assets or business to another Person, or effectuate a transaction or series of related transactions in which more than
50% of the voting  power of the  Company is disposed  of (each,  a  "Fundamental
Corporate  Change")  and,  pursuant to the terms of such  Fundamental  Corporate
Change, shares of common stock of the successor or acquiring corporation, or any cash,  shares of stock or other securities or property of any nature  whatsoever
(including  warrants or other subscription or purchase rights) in addition to or in lieu of  common  stock of the  successor  or  acquiring  corporation  ("Other
Property"),  are to be received by or distributed to the holders of Common Stock of the Company,  then Holder shall have the right  thereafter  to receive,  upon exercise of the Warrant,  such number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving  corporation, and Other  Property  as is  receivable  upon or as a result of such  Fundamental
Corporate  Change by a holder of the number of shares of Common  Stock for which this Warrant is  exercisable  immediately  prior to such  Fundamental  Corporate

                                      -8-

Change.  In case of any such  Fundamental  Corporate  Change,  the  successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of  this  Warrant  to be  performed  and  observed  by the  Company  and all the obligations and liabilities  hereunder,  subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the
Company) in order to provide for adjustments of shares of Common Stock for which this Warrant is exercisable  which shall be as nearly  equivalent as practicable to the adjustments  provided for in this Section 4. For purposes of this Section
4.4,  "common  stock of the  successor or acquiring  corporation"  shall include stock of such corporation of any class which is not preferred as to dividends or assets  over any  other  class of stock  of such  corporation  and  which is not subject to  redemption  and shall also include any  evidences  of  indebtedness, shares of stock or other  securities  which are convertible into or exchangeable for any such stock,  either  immediately or upon the arrival of a specified date or the  happening  of a  specified  event and any  warrants  or other  rights to subscribe  for or purchase  any such stock.  The  foregoing  provisions  of this
Section  4.4 shall  similarly  apply to each  successive  Fundamental  Corporate
Change.

     4.5 Other Action Affecting Common Stock

     In case at any time or from time to time the Company  shall take any action in respect of its Common Stock,  other than any action described in this Section
4,  which  would have a  materially  adverse  effect  upon the rights of Holder, including  without  limitation  the  honoring  of a  conversion  of  Convertible
Securities or the issuance of Additional  Shares of Common Stock,  the number of shares of Common Stock and/or the purchase  price  thereof  shall be adjusted in such manner as may be  equitable in the  circumstances,  as  determined  in good faith by the Board of Directors of the Company.

     5. Notices to Holder

     5.1 Notice of Adjustments

     Whenever  the number of shares of Common  Stock for which  this  Warrant is exercisable,  or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants,  shall be adjusted  pursuant to Section
4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable  detail, the event requiring the adjustment and the method by which such  adjustment was calculated
(including  a  description  of the basis on which the Board of  Directors of the
Company  determined the fair value of any evidences of  indebtedness,  shares of stock,  other  securities  or  property or  warrants  or other  subscription  or purchase rights referred to in Section 4.2),  specifying the number of shares of
Common Stock for which this Warrant is exercisable  and (if such  adjustment was made pursuant to Section 4.4 or 4.5) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase  price or prices  thereof,  after  giving  effect to such adjustment  or change.  The Company shall  promptly  cause a signed copy of such certificate  to be delivered to the Holder in accordance  with Section 14.2. The
Company  shall keep at its office or

                                      -9-

agency  designated  pursuant to Section 12 copies of all such  certificates  and cause the same to be  available  for  inspection  at said office  during  normal business  hours  by  the  Holder  or  any  prospective  purchaser  of a  Warrant designated by Holder.

     5.2 Notice of Corporate Action

     If at any time:

     (a) the Company  shall take a record of the holders of its Common Stock for the purpose of entitling  them to receive a dividend or other  distribution,  or any right to subscribe  for or purchase any evidences of its  indebtedness,  any shares of stock of any class or any other securities or property,  or to receive any other right; or

     (b)  there  shall  be  any  capital  reorganization  of  the  Company,  any reclassification  or recapitalization of the capital stock of the Company or any consolidation  or merger of the  Company  with,  or any sale,  transfer or other disposition of all or substantially all the property,  assets or business of the
Company to, another corporation; or

     (c) there shall be a voluntary or involuntary  dissolution,  liquidation or winding up of the Company;

then, in any one or more of such cases,  the Company shall give to Holder (i) at least 30 days' prior written  notice of the date on which a record date shall be selected for such dividend,  distribution or right or for determining  rights to
vote  in  respect  of  any  such   reorganization,   reclassification,   merger,
consolidation, sale, transfer, disposition,  dissolution, liquidation or winding up, and (ii) in the case of any such reorganization,  reclassification,  merger, consolidation, sale, transfer, disposition,  dissolution, liquidation or winding up, at least 30 days' prior written  notice of the date when the same shall take place.  Such notice in accordance  with the foregoing  clause also shall specify
(i) the date on which any such  record is to be taken  for the  purpose  of such dividend,  distribution or right,  the date on which the holders of Common Stock shall be entitled to any such dividend,  distribution  or right,  and the amount and  character  thereof,  and (ii) the  date on which  any such  reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
dissolution,  liquidation  or winding  up is to take place and the time,  if any such  time is to be fixed,  as of which the  holders  of Common  Stock  shall be entitled  to  exchange  their  shares of Common  Stock for  securities  or other
property  deliverable  upon  such  reorganization,   reclassification,   merger,
consolidation, sale, transfer, disposition,  dissolution, liquidation or winding
up. Each such written notice shall be sufficiently  given if addressed to Holder at the  last  address  of  Holder  appearing  on the  books of the  Company  and delivered in accordance with Section 14.2.

     6. No Impairment

     The  Company  shall  not  by any  action,  including,  without  limitation, amending  its  certificate  of  incorporation  or  through  any  reorganization, transfer  of assets,  consolidation,  merger,  dissolution,  issuance or sale of securities or other voluntary  action,  avoid or seek to avoid the observance or performance  of any of the terms of this Warrant,  but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may

                                      -10-

be necessary or appropriate to protect the rights of Holder against  impairment.
Without  limiting  the  generality  of the  foregoing,  the Company will (a) not increase  the par  value of any  shares  of  Common  Stock  receivable  upon the exercise of this Warrant  above the amount  payable  therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be  necessary or  appropriate  in order that the Company may validly and legally issue fully paid and  nonassessable  shares of Common Stock upon the exercise of this  Warrant,  and (c) use its best efforts to obtain all such  authorizations, exemptions  or consents  from any public  regulatory  body  having  jurisdiction thereof as may be  necessary  to enable the Company to perform  its  obligations under this Warrant.

     Upon the request of Holder,  the Company will at any time during the period this Warrant is outstanding  acknowledge  in writing,  in form  satisfactory  to
Holder,  the  continuing  validity of this  Warrant and the  obligations  of the
Company hereunder.

     7. Reservation and Authorization of Common Stock

     From and after the Closing Date, the Company shall at all times reserve and keep  available  for issuance  upon the exercise of Warrants  such number of its authorized  but unissued  shares of Common Stock as will be sufficient to permit the  exercise in full of all  outstanding  Warrants.  All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable and not subject to preemptive rights.

     Before  taking any action  which would  cause an  adjustment  reducing  the
Current  Warrant Price below the then par value, if any, of the shares of Common
Stock  issuable  upon  exercise  of the  Warrants,  the  Company  shall take any corporate  action  which may be  necessary in order that the Company may validly and legally  issue fully paid and  nonassessable  shares of such Common Stock at such adjusted Current Warrant Price.

     Before  taking any action which would result in an adjustment in the number of shares  of Common  Stock for which  this  Warrant  is  exercisable  or in the
Current  Warrant  Price,  the Company  shall obtain all such  authorizations  or exemptions  thereof,  or consents  thereto,  as may be necessary from any public regulatory  body or bodies  having  jurisdiction  thereof.

     8. Taking of Record; Stock and Warrant Transfer Books

     In the case of all dividends or other  distributions  by the Company to the holders of its Common  Stock with  respect to which any  provision  of Section 4 refers to the taking of record of such  holders,  the Company  will in each case take such a record and will take such  record as of the close of  business  on a
Business  Day.  The  Company  will not at any  time,  except  upon  dissolution, liquidation  or winding up of the  Company,  close its stock  transfer  books or
Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

                                      -11-

     9. Restrictions on Transferability

     The Warrants and the Warrant Stock shall not be  transferred,  hypothecated or assigned before  satisfaction of the conditions  specified in this Section 9, which  conditions are intended to ensure  compliance  with the provisions of the
Securities Act with respect to the Transfer of any Warrant or any Warrant Stock.
Holder,  by acceptance of this Warrant,  agrees to be bound by the provisions of this  Section 9.  Notwithstanding  anything to the  contrary  contained  herein, nothing in this Section 9 shall  prohibit or otherwise  restrict the Holder from transferring  this Warrant or Warrant  Shares,  or any portion  thereof,  to any affiliate  (as such term is defined in the Exchange  Act) or  subsidiary  of the
Holder.

     9.1  Restrictive  Legend

     (a) Holder,  by accepting  this  Warrant and any Warrant  Stock agrees that this Warrant and the Warrant  Stock  issuable  upon  exercise  hereof may not be assigned or otherwise  transferred unless and until (i) the Company has received an opinion of counsel for Holder that such securities may be sold pursuant to an exemption  from  registration  under the  Securities  Act or (ii) a registration statement relating to such securities has been filed by the Company and declared effective by the Commission.

     Each  certificate for Warrant Stock issuable  hereunder shall bear a legend as  follows  until  such  securities  have been sold  pursuant  to an  effective registration statement under the Securities Act:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
          1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY
          STATE,  AND ARE BEING OFFERED AND SOLD  PURSUANT TO AN EXEMPTION  FROM
          THE  REGISTRATION  REQUIREMENTS  OF THE  SECURITIES ACT AND SUCH LAWS.
          THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED  EXCEPT PURSUANT TO AN
          EFFECTIVE  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT
          TO AN AVAILABLE  EXEMPTION FROM THE  REGISTRATION  REQUIREMENTS OF THE
          SECURITIES ACT OR SUCH OTHER LAWS."

     (b) Except as otherwise  provided in this  Section 9, the Warrant  shall be stamped or otherwise  imprinted  with a legend in  substantially  the  following form:

     "THIS COMMON STOCK PURCHASE WARRANT AND THE SECURITIES  REPRESENTED  HEREBY
     HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,  AND
     MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND  REGULATIONS
     THEREUNDER OR THE PROVISIONS OF THIS COMMON STOCK PURCHASE WARRANT."

                                      -12-

     9.2 Notice of Proposed Transfers

     Prior to any Transfer or  attempted  Transfer of any Warrants or any shares of Restricted Common Stock, the Holder shall give ten days' prior written notice
(a  "Transfer  Notice")  to the  Company of  Holder's  intention  to effect such
Transfer,  describing the manner and circumstances of the proposed Transfer, and obtain  from  counsel  to Holder  who shall be  reasonably  satisfactory  to the
Company,  an  opinion  that  the  proposed  Transfer  of such  Warrants  or such
Restricted  Common  Stock  may  be  effected  without   registration  under  the
Securities  Act. After receipt of the Transfer  Notice and opinion,  the Company shall, within five days thereof, notify the Holder as to whether such opinion is reasonably  satisfactory  and, if so, such holder shall thereupon be entitled to
Transfer such Warrants or such  Restricted  Common Stock, in accordance with the terms of the Transfer Notice.  Each certificate,  if any, evidencing such shares of Restricted  Common Stock issued upon such Transfer shall bear the restrictive legend set forth in Section  9.1(a),  and the Warrant  issued upon such Transfer shall bear the  restrictive  legend set forth in Section  9.1(b),  unless in the opinion  of such  counsel  such  legend  is not  required  in  order  to  ensure compliance  with the  Securities  Act.  Holder shall not be entitled to Transfer such Warrants or such  Restricted  Common Stock until receipt of notice from the
Company under this Section 9.2 that such opinion is reasonably satisfactory.

     9.3 [Intentionally Omitted.]

     9.4 Termination of Restrictions

     Notwithstanding  the foregoing  provisions  of Section 9, the  restrictions imposed by this Section upon the  transferability  of the Warrants,  the Warrant
Stock  and the  Restricted  Common  Stock (or  Common  Stock  issuable  upon the exercise  of the  Warrants)  and the legend  requirements  of Section  9.1 shall terminate as to any  particular  Warrant or share of Warrant Stock or Restricted
Common Stock (or Common Stock  issuable  upon the exercise of the  Warrants) (i)
when and so long as such security shall have been  effectively  registered under the  Securities  Act and  disposed of pursuant  thereto or (ii) when the Company shall have  received an opinion of counsel  reasonably  satisfactory  to it that such shares may be transferred without registration thereof under the Securities
Act.  Whenever the restrictions  imposed by Section 9 shall terminate as to this
Warrant, as hereinabove provided, the Holder hereof shall be entitled to receive from the  Company  upon  written  request of the  Holder,  at the expense of the
Company,  a new Warrant bearing the following legend in place of the restrictive legend set forth hereon:

               "THE  RESTRICTIONS  ON  TRANSFERABILITY  OF  THE  WITHIN  WARRANT
               CONTAINED IN SECTION 9 HEREOF  TERMINATED ON  __________,  _____,
               AND ARE OF NO FURTHER FORCE AND EFFECT."

All Warrants issued upon  registration of transfer,  division or combination of, or in  substitution  for,  any Warrant or Warrants  entitled to bear such legend shall have a similar legend endorsed thereon.  Whenever the restrictions imposed by this Section shall  terminate as to any share of Restricted  Common Stock, as hereinabove  provided,  the holder thereof shall be entitled to receive from the
Company,  at the Company's expense,  a new certificate  representing such Common
Stock not bearing the restrictive legend set forth in Section 9.1(a).

                                      -13-

     9.5 Registration Rights

     10.    THE WARRANT STOCK SHALL CONSTITUTE REGISTRABLE SECURITIES FOR PURPOSES
            OF THAT CERTAIN REGISTRATION RIGHTS AGREEMENT OF EVEN DATE HEREWITH.
            SUPPLYING INFORMATION.

     The Company shall  cooperate with Holder in supplying  such  information as may be  reasonably  necessary  for Holder to complete  and file any  information reporting forms presently or hereafter required by the Commission as a condition to the  availability of an exemption from the Securities Act for the sale of any
Warrant or Restricted Common Stock.

     11. Loss or Mutilation

     Upon receipt by the Company from Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this
Warrant and indemnity  reasonably  satisfactory to it (it being  understood that the written agreement of the Holder shall be sufficient indemnity),  and in case of mutilation upon surrender and cancellation  hereof,  the Company will execute and deliver in lieu hereof a new Warrant of like tenor to Holder;  provided,  in the case of  mutilation  no  indemnity  shall be  required  if this  Warrant  in identifiable form is surrendered to the Company for cancellation.

     12. Office of the Company

     As  long as any of the  Warrants  remain  outstanding,  the  Company  shall maintain an office or agency  (which may be the principal  executive  offices of the Company) where the Warrants may be presented for exercise,  registration  of transfer, division or combination as provided in this Warrant.

     13. Limitation of Liability

     No  provision  hereof,  in the absence of  affirmative  action by Holder to purchase  shares of Common  Stock,  and no  enumeration  herein of the rights or privileges of Holder hereof,  shall give rise to any liability of Holder for the purchase price of any Common Stock or as a shareholder  of the Company,  whether such liability is asserted by the Company or by creditors of the Company.

     14. Miscellaneous

     14.1 Nonwaiver and Expenses

     No  course  of  dealing  or any  delay or  failure  to  exercise  any right hereunder  on the part of Holder  shall  operate  as a waiver  of such  right or otherwise prejudice Holder's rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other provision of this Warrant, the Company shall pay to Holder such amounts as shall  be  sufficient  to  cover  any  costs  and  expenses  including,  without

                                      -14-

limitation,   reasonable   attorneys'   fees,   including   those  of  appellate
proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise  enforcing any of its rights,  powers or remedies  hereunder.

     14.2 Notice Generally

     Except  as  may  be  otherwise   provided  herein,   any  notice  or  other
communication  or delivery  required or permitted  hereunder shall be in writing and shall be delivered personally or sent by certified mail, postage prepaid, or by a nationally  recognized overnight courier service, and shall be deemed given when so delivered  personally or by overnight  courier  service,  or, if mailed, three days after the date of deposit in the United States mails, as follows:

     (a) If to the Company:         CYNET, Inc.
                                    12777 Jones Road, Suite 400
                                    Houston, Texas 77070
                                    Telephone:  281.897.8317 ext. 332
                                    Facsimile: 281.894.7952
                                    Attention: Mr. Samuel Beale, General Counsel

     (b) If to the initial Holder, to the address for such Holder as provided in the Securities Purchase Agreement.

The  Company or the Holder may  change  the  foregoing  address by notice  given pursuant to this Section 14.2.

     14.3 Indemnification

     The Company  agrees to indemnify and hold harmless  Holder from and against any liabilities,  obligations,  losses, damages, penalties,  actions, judgments, suits,  claims,  costs,  attorneys' fees, expenses and disbursements of any kind which may be imposed upon,  incurred by or asserted against Holder in any manner relating  to or arising  out of any failure by the Company to perform or observe in any  material  respect  any of its  covenants,  agreements,  undertakings  or obligations set forth in this Warrant; provided,  however, that the Company will not be liable hereunder to the extent that any liabilities, obligations, losses, damages,  penalties,  actions, judgments, suits, claims, costs, attorneys' fees, expenses or disbursements are found in a final nonappealable judgment by a court to have resulted from Holder's gross negligence, bad faith or willful misconduct in its capacity as a shareholder or warrantholder of the Company.

     14.4 Remedies

     Holder in addition to being entitled to exercise all rights granted by law, including recovery of damages,  will be entitled to specific  performance of its rights under Section 9 of this Warrant. The Company agrees that monetary damages would not be adequate  compensation  for any loss incurred by reason of a breach by it of the  provisions of Section 9 of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

                                      -15-

    14.5 Successors and Assigns

     Subject to the  provisions  of  Sections  3.1 and 9, this  Warrant  and the rights  evidenced  hereby  shall inure to the benefit of and be binding upon the successors  of the  Company  and the  successors  and  assigns  of  Holder.  The provisions  of this  Warrant  are  intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, holders of  Warrant  Stock,  and shall be  enforceable  by any such  Holder or holder of
Warrant Stock.

     14.6 Amendment

     This  Warrant  and all other  Warrants  may be  modified  or amended or the provisions  hereof  waived with the  written  consent of the Company and Holder.

     14.7 Severability

     Wherever  possible,  each provision of this Warrant shall be interpreted in such  manner as to be  effective  and valid  under  applicable  law,  but if any provision of this Warrant shall be  prohibited  by or invalid  under  applicable law, such provision shall only be ineffective to the extent of such  prohibition or  invalidity,  without  invalidating  the  remainder of such  provision or the remaining provisions of this Warrant.

     14.8 Headings

     The headings used in this Warrant are for the convenience of reference only and  shall  not,  for any  purpose,  be  deemed  a part of  this  Warrant.

     14.9 Incorporation By Reference

     The representations and warranties of the Company set forth in Section 3 of the Securities  Purchase Agreement are hereby  incorporated by reference herein.
Such representations and warranties shall be considered to have been relied upon by the Holder  and shall  survive  the  delivery  to the Holder of the  Warrant, regardless of any investigation made by the Holder.

     14.10 Governing Law

     This  Warrant  shall  be  governed  by the laws of the  State of  Delaware, without regard to the provisions thereof relating to conflicts of law.

                            [SIGNATURE PAGE FOLLOWS.]

                                      -16-

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized corporate officer named below.

Dated:  August 8, 2000

                            CYNET, INC.

                            By:  /s/ Vincent S. Beale, Sr
                            _______________________________
                            Name: Mr. Vincent S. Beale, Sr.
                            Title:  Chairman

266422.2

                                                                      EXHIBIT A

                                SUBSCRIPTION FORM

                 [To be executed only upon exercise of Warrant]

     The undersigned registered owner of this Warrant irrevocably exercises this
Warrant for the purchase of __________ shares of Common Stock of CYNET, Inc. and herewith  makes  payment  therefor,  all at the  price  and  on  the  terms  and conditions  specified  in this Warrant and requests  that  certificates  for the shares of Common Stock hereby  purchased  (and any  securities or other property issuable upon such exercise) be issued in the name of and delivered to

________________________________________________________________________________

whose address is

________________________________________________________________________________

and,  if such  shares of Common  Stock  shall not  include  all of the shares of
Common Stock  issuable as provided in this  Warrant,  that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable  hereunder be delivered to the undersigned.

                   -------------------------------------------------------------
                                 (Name of Registered Owner)

                   -------------------------------------------------------------
                               (Signature of Registered Owner)

                   -------------------------------------------------------------
                                     (Street Address)

                   -------------------------------------------------------------
                        (City)            (State)            (Zip Code)

                                Notice:   The  signature  on  this  subscription
                                must  correspond  with the name as written  upon
                                the  face  of  the   within   Warrant  in  every
                                particular,  without  alteration or  enlargement
                                or any change whatsoever.

                                      A-1

                                                                       EXHIBIT B

                                 ASSIGNMENT FORM

     FOR VALUE RECEIVED the undersigned  registered owner of this Warrant hereby sells,  assigns and transfers unto the Assignee named below all of the rights of the  undersigned  under this  Warrant,  with  respect to the number of shares of
Common Stock set forth below:

                                              No. of Shares of
Name and Address of Assignee                    Common Stock
----------------------------                    ------------

and does hereby irrevocably constitute and appoint

--------------------------------------------------------------------------------

attorney-in-fact  to  register  such  transfer  on  the  books  of  CYNET,  Inc.
maintained for the purpose, with full power of substitution in the premises.

Dated:
        -------------------------

                   ------------------------------------------------------------
                                         (Print Name)

                   ------------------------------------------------------------
                                        (Signature)

                   ------------------------------------------------------------
                                     (Print Name of Witness)

                   ------------------------------------------------------------
                                           (Witness's Signature)

                                  Notice:  The signature on this assignment must
                                  correspond with the name as written upon the
                                  face of the within Warrant in every particular,
                                  without alteration or enlargement or any change
                                  whatsoever.

                                      B-1

EXHIBIT D

                                     WARRANT
                       To Purchase Class A Common Stock of
                                   CYNET, INC.

                                 Warrant No. 409
                                      ----
                 No. of Shares of Class A Common Stock: 750,000

                                            TABLE OF CONTENTS
                                            -----------------
                                                                         Page
                                                                         ----

         4.3.     Other Provisions Applicable to Adjustments
                   under This Section.....................................10

         4.4.     Reorganization, Reclassification, Merger,

7.       RESERVATION AND AUTHORIZATION OF COMMON STOCK;
         REGISTRATION WITH OR APPROVAL OF ANY
         GOVERNMENTAL AUTHORITY...........................................14

8.       TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS...............15

                                       i

                                                                         Page
                                                                         ----

9.       RESTRICTIONS ON TRANSFERABILITY..................................15

         9.1.     Restrictive Legend......................................15

         9.2.     Notice of Proposed Transfers;

                                       ii

EXHIBITS

Exhibit A - Subscription Form
Exhibit B - Assignment Form

                                      iii

THIS  WARRANT AND THE  SECURITIES  REPRESENTED  HEREBY HAVE NOT BEEN  REGISTERED
UNDER THE  SECURITIES  ACT OF 1933, AS AMENDED,  AND MAY NOT BE  TRANSFERRED  IN
VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS THEREUNDER OR THE PROVISIONS OF
THIS WARRANT.

No. of Shares of Class A Common Stock:  750,000                Warrant No.  409
                                                                   ----------

                                     WARRANT

                       To Purchase Class A Common Stock of

                                   CYNET, INC.

     THIS IS TO CERTIFY THAT COMPAQ COMPUTER CORPORATION, or registered assigns, is entitled,  at any time prior to the Expiration Date (as hereinafter defined), to purchase from CYNET, INC., a Texas corporation ("Company"), 750,000 shares of
Class A Common  Stock (as  subject  to  adjustment  as  provided  herein) of the
Company,  in whole or in part,  including  fractional parts, each at the Current
Warrant Price (as defined herein),  all on the terms and conditions and pursuant to the provisions hereinafter set forth.

1.       DEFINITIONS
         -----------

     As used in this Warrant,  the following terms have the respective  meanings set forth below:

     "Additional  Shares of Common  Stock" shall mean all shares of Common Stock issued by the Company after the Closing Date, other than Warrant Stock.

     "Appraised  Value"  shall mean,  in respect of any share of Common Stock on any date herein specified, the fair saleable value of such share of Common Stock
(determined without giving effect to the discount for (i) a minority interest or
(ii) any lack of  liquidity  of the Common Stock or to the fact that the Company may have no class of equity  registered  under the Exchange  Act) as of the last day of the most  recent  fiscal  month to end  within 60 days prior to such date specified,  based on the value of the Company,  as  determined  by an investment banking firm selected in accordance with the terms of Section 14, divided by the number of Fully Diluted Outstanding shares of Common Stock.

     "Book  Value"  shall mean,  in respect of any share of Common  Stock on any date herein specified, the consolidated book value of the Company as of the last day of any month immediately preceding such date, divided by the number of Fully
Diluted

Outstanding  shares of Common Stock as determined  in accordance  with GAAP by a firm of independent certified public accountants of recognized national standing selected by the Company and reasonably acceptable to the Majority Holders.

     "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of Texas.

     "Class A Common Stock" shall mean the Class A Common  Stock,  no par value, of the Company and any  capital  stock into which such Class A Common  Stock may thereafter be changed.

     "Closing Date" shall have the meaning set forth in the Loan Agreement.

     "Commission" shall mean the Securities and Exchange Commission or any other
federal  agency  then   administering  the  Securities  Act  and  other  federal
securities laws.

     "Common  Stock" shall mean (except where the context  otherwise  indicates)
the Class A Common Stock, no par value,  and Class B Common Stock, no par value, of the Company as  constituted  on the Closing Date,  and any capital stock into which such Common Stock may  thereafter  be changed,  and shall also include (i)
capital stock of the Company of any other class  (regardless of how denominated)
issued  to the  holders  of shares of  Common  Stock  upon any  reclassification thereof  which is also not  preferred  as to  dividends or assets over any other class of stock of the Company and which is not  subject to  redemption  and (ii)
shares of common stock of any successor or acquiring  corporation (as defined in
Section 4.4)  received by or  distributed  to the holders of Common Stock of the
Company in the  circumstances  contemplated  by Section  4.4.  For  purposes  of
Sections 4 and 5.2,  any action taken by the Company with respect to the Class B
Common Stock but not including a corresponding  action with respect to its Class
A Common  Stock  shall  nevertheless  be deemed to be an  action  involving  the
Company's  Common Stock,  and therefore shall give rise to adjustment  under the terms of Sections 4 and 5.2, as applicable,  with respect to the shares of Class
A Common Stock for which this  Warrant is  exercisable  and the Current  Warrant
Price.

     "Compaq" shall mean Compaq Computer Corporation, a Delaware corporation.

     "Convertible  Securities"  shall mean evidences of indebtedness,  shares of stock or other securities  which are convertible  into or exchangeable,  with or without payment of additional  consideration in cash or property, for Additional
Shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

     "Current  Market Price" shall mean, in respect of any share of Common Stock on any date  herein  specified,  the  higher of (a) the Book  Value per share of
Common Stock at such date, and (b) the Appraised Value per share of Common Stock as at such  date,  or if there  shall then be a public  market  for such  Common
Stock,  the higher of (x) the Book Value per share of such Common  Stock at such date, and (y) the average of the daily market prices of such Common Stock for 10 consecutive  Business  Days ending as of the Business Day  immediately  prior to such date.  The daily market  price for each such  Business Day shall be (i) the last sale price on such day on the principal stock exchange on which such Common
Stock is then listed or admitted to trading, (ii) if no sale takes place on such day on any such exchange, the average of the last reported closing bid and asked prices  on such day as  officially  quoted on any such  exchange,  (iii) if such
Common  Stock is not then listed or  admitted to trading on any stock  exchange, the average of the last reported closing bid and asked prices on such day in the over-the-counter  market, as furnished by the National Association of Securities
Dealers Automatic Quotation System or the National Quotation Bureau,  Inc., (iv)
if neither such  corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business,  or
(v) if there is no such firm,  as furnished  by any member of the NASD  selected mutually by the  Majority  Holders and the Company or, if they cannot agree upon such selection,  as selected by two such members of the NASD, one of which shall be  selected by the  Majority  Holders and one of which shall be selected by the
Company.

     "Current  Warrant  Price" shall mean an amount equal to 111% of the Current
Market  Price as of the close of trading on December 26, 2000 (which is, for the avoidance of doubt, $ .10 per share) of a share of Class A Common Stock,  or, if the Current Warrant Price has been or is required to be adjusted under the terms this  Warrant,  the  price  at which a share  of  Class A  Common  Stock  may be purchased on such date after such adjustment pursuant to this Warrant.

     "Exchange Act" shall mean the Securities  Exchange Act of 1934, as amended, or any similar federal statute,  and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

     "Exercise  Period"  shall mean the  period  during  which  this  Warrant is exercisable pursuant to Section 2.1.

     "Expiration Date" shall mean December 28, 2003.

     "Fully Diluted  Outstanding" shall mean, when used with reference to Common
Stock, at any date as of which the number of shares thereof is to be determined, all  shares of Common  Stock  Outstanding  at such date and all shares of Common
Stock  issuable in respect of this Warrant,  outstanding on such date, and other options or

warrants to purchase,  or securities  convertible  into,  shares of Common Stock outstanding on such date which would be deemed  outstanding  in accordance  with
GAAP for purposes of determining book value or net income per share.

     "Fundamental  Corporate Change" shall have the meaning set forth in Section
4.8.

     "GAAP" shall mean generally  accepted  accounting  principles in the United
States of America as from time to time in effect.

     "Holder"  shall mean the Person in whose name the Warrant set forth  herein is registered on the books of the Company maintained for such purpose.

     "Loan  Agreement"  shall mean the Loan  Agreement  dated as of December 28,
2000 by and between Company and Compaq, or any successor  agreement between such parties.

     "Majority  Holders" shall mean the holders of Warrants  exercisable  for in excess of 50% of the  aggregate  number of shares of Class A Common  Stock  then purchasable upon exercise of all Warrants, whether or not then exercisable.

     "NASD" shall mean the National Association of Securities Dealers,  Inc., or
any successor corporation thereto.

     "Notes" shall mean those Promissory Notes issued by the Company  evidencing the obligation to repay the loan made by Compaq  pursuant to the Loan Agreement, including any additional or replacement Promissory Note(s) issued by the Company with  respect  to amounts  of  principal  and  interest  arising  under the Loan
Agreement.

     "Other Property" shall have the meaning set forth in Section 4.4.

     "Outstanding"  shall mean,  when used with reference to Common Stock or any class  thereof,  at any date as of which the  number of shares  thereof is to be determined,  all issued shares of Common Stock, except shares then owned or held by or for the  account  of the  Company  or any  subsidiary  thereof,  and shall include all shares issuable in respect of outstanding  scrip or any certificates representing fractional interests in shares of Common Stock.

     "Person" shall mean any individual, sole proprietorship, partnership, joint
venture,   trust,   incorporated   organization,    association,    corporation,
institution,  public benefit corporation, entity or government (whether federal, state, county, city, municipal

or otherwise,  including,  without limitation,  any  instrumentality,  division, agency, body or department thereof).

     "Restricted  Common  Stock" shall mean shares of Common Stock which are, or which upon their issuance on the exercise of this Warrant would be, evidenced by a certificate bearing the restrictive legend set forth in Section 9.1(a).

     "Securities Act" shall mean the Securities Act of 1933, as amended,  or any similar  federal  statute,  and the  rules  and  regulations  of the  Commission thereunder, all as the same shall be in effect at the time.

     "Transfer" shall mean any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

     "Transfer Notice" shall have the meaning set forth in Section 9.2.

     "Warrants"  shall mean this Warrant and all warrants  issued upon transfer, division or combination  of, or in substitution  for, any thereof.  All Warrants shall at all times be identical as to terms and conditions  and date,  except as to the number of shares of Class A Common Stock for which they may be exercised.

     "Warrant  Price"  shall mean an amount equal to (i) the number of shares of
Class A Common Stock being  purchased upon exercise of this Warrant  pursuant to
Section 2.1, multiplied by (ii) the Current Warrant Price as of the date of such exercise.

     "Warrant  Stock" shall mean the shares of Class A Common Stock purchased by the holders of the Warrants upon the exercise thereof.

2.       EXERCISE OF WARRANT
         -------------------

     2.1.  Manner of  Exercise.  From and after the Closing  Date and until 5:00
P.M.,  Houston,  Texas time, on the  Expiration  Date,  Holder may exercise this
Warrant,  on any  Business  Day,  for all or any part of the number of shares of
Class A Common Stock purchasable hereunder.

     In order to  exercise  this  Warrant,  in  whole or in part,  Holder  shall deliver to Company  at its  principal  office at 12777  Jones  Road,  Suite 400,
Houston,  Texas 77070 or at the office or agency  designated by Company pursuant to Section  12, (i) a written  notice of  Holder's  election  to  exercise  this
Warrant, which notice shall specify the number of shares of Class A Common Stock to be purchased,  (ii) payment of the Warrant Price and (iii) this Warrant. Such notice shall be substantially in the form of the subscription  form appearing at the end of this  Warrant as Exhibit A, duly  executed  by

Holder or its  agent or  attorney.  Upon  receipt  thereof,  Company  shall,  as promptly  as  practicable,  and in any  event  within  five  (5)  Business  Days thereafter, execute or cause to be executed and deliver or cause to be delivered to Holder a certificate or  certificates  representing  the aggregate  number of full shares of Class A Common Stock issuable upon such  exercise,  together with cash in lieu of any  fraction of a share,  as  hereinafter  provided.  The stock certificate or certificates so delivered  shall be, to the extent  possible,  in such  denomination or  denominations  as such Holder shall request in the notice and shall be  registered  in the name of Holder  or,  subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued,  and Holder or any other Person so  designated  to be named therein shall be  deemed  to have  become a holder  of  record  of such  shares  for all purposes,  as of the date the notice,  together with the cash or check or checks and this  Warrant,  is received by the Company as described  above and all taxes required  to be paid by Holder,  if any,  pursuant  to Section  2.2 prior to the issuance  of such  shares  have  been  paid.  If this  Warrant  shall  have been exercised in part, the Company shall, at the time of delivery of the certificate or  certificates  representing  Warrant  Stock,  deliver to Holder a new Warrant evidencing  the rights of Holder to purchase the  unpurchased  shares of Class A
Common Stock called for by this  Warrant,  which new Warrant  shall in all other respects  be  identical  with  this  Warrant,  or,  at the  request  of  Holder, appropriate  notation  may be made on this  Warrant  and the  same  returned  to
Holder.  Notwithstanding any provision herein to the contrary, the Company shall not be required to register  shares in the name of any Person who acquired  this
Warrant (or part hereof) or any Warrant Stock  otherwise than in accordance with this Warrant.

     Payment of the  Warrant  Price shall be made at the option of the Holder by certified or official bank check and/or by the surrender of any of or all of the
Notes duly endorsed by or  accompanied  by  appropriate  instruments of transfer duly  executed by the Holder or by the  Holder's  attorney  duly  authorized  in writing.  For  the  purposes  of  making  payment  of the  Warrant  Price,  such surrendered  Note  shall  have a value  equal  to 100% of the  principal  amount thereof  plus  accrued and unpaid  interest  thereon to the date of surrender in respect of payment of the Warrant Price.

     If a Holder  surrenders a Note and such Note has an  aggregate  value which exceeds  the  aggregate  Warrant  Price,  such  surrendered  value  equal to the integral  multiple of $500 that is next higher than such aggregate Warrant Price shall be applied to the payment of the Warrant  Price and the Company  shall pay the  Holder an  amount in cash  equal to the  excess  (if any) of such  integral multiple  over the Warrant  Price.  A new Note shall be issued in the  principal amount equal to that portion of such surrendered principal amount not applied to the Warrant Price not paid in cash to the Holder.

     2.2. Payment of Taxes. All shares of Class A Common Stock issuable upon the exercise of this Warrant  pursuant to the terms hereof shall be validly  issued, fully paid,  nonassessable and without any preemptive  rights. The Company shall pay all  expenses  in  connection  with,  and all taxes  and other  governmental charges  that may be imposed  with  respect to, the issue or  delivery  thereof, unless  such tax or charge is  imposed  by law upon  Holder,  in which case such taxes or charges  shall be paid by Holder.  The Company  shall not be  required, however,  to pay any tax or other charge imposed in connection with any transfer involved  in the issue of any  certificate  for  shares of Class A Common  Stock issuable  upon  exercise of this  Warrant in any name other than that of Holder, and in such case the Company shall not be required to issue or deliver any stock certificate  until  such  tax or  other  charge  has  been  paid or it has  been established to the  satisfaction of the Company that no such tax or other charge is due.

     2.3.  Fractional  Shares.  The  Company  shall not be  required  to issue a fractional share of Class A Common Stock upon exercise of any Warrant. As to any fraction of a share which the Holder of one or more  Warrants,  the rights under which are  exercised  in the same  transaction,  would  otherwise be entitled to purchase upon such exercise,  the Company shall pay a cash adjustment in respect of such final  fraction in an amount  equal to the same  fraction of the Current
Market Price per share of Class A Common Stock on the date of exercise.

     2.4. Continued Validity.  A holder of shares of Class A Common Stock issued upon the exercise of this Warrant,  in whole or in part (other than a holder who acquires  such  shares  after the same have been  publicly  sold  pursuant  to a
Registration  Statement  under the  Securities  Act or sold pursuant to Rule 144 thereunder),  shall  continue to be entitled  with respect to such shares to all rights to which it would have been  entitled as Holder under  Sections 9, 10 and
17 of this  Warrant.  The  Company  will,  at the time of each  exercise of this
Warrant,  in whole or in part,  upon the  request of the holder of the shares of
Class A Common Stock issued upon such exercise  hereof,  acknowledge in writing, in form  reasonably  satisfactory to such holder,  its continuing  obligation to afford to such holder all such rights;  provided,  however,  that if such holder shall fail to make any such request,  such failure shall not affect  ------- the continuing obligation of the Company to afford to such holder all such rights.

3.       TRANSFER, DIVISION AND COMBINATION
         ----------------------------------

     3.1.  Transfer.  Subject to  compliance  with  Sections 9, transfer of this
Warrant and all rights  hereunder,  in whole or in part,  shall be registered on the books of the Company to be maintained  for such purpose,  upon  surrender of this Warrant at the principal  office of the Company  referred to in Section 2.1 or the office or agency  designated  by the  Company  pursuant  to  Section  12, together with a written assignment of this Warrant  substantially in the form of
Exhibit B hereto  duly  executed  by Holder or its

agent or attorney and funds  sufficient  to pay any transfer  taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company  shall,  subject to Section 9,  execute and deliver a new Warrant or
Warrants  in the  name of the  assignee  or  assignees  and in the  denomination specified in such  instrument of  assignment,  and shall issue to the assignor a new Warrant  evidencing  the portion of this Warrant not so  assigned,  and this
Warrant  shall  promptly  be  cancelled.  A Warrant,  if  properly  assigned  in compliance  with Section 9, may be exercised by a new Holder for the purchase of shares of Class A Common Stock without having a new Warrant issued.

     3.2.  Division and  Combination.  Subject to Section 9, this Warrant may be divided  or  combined  with  other  Warrants  upon  presentation  hereof  at the aforesaid office or agency of Company, together with a written notice specifying the names and  denominations  in which new Warrants are to be issued,  signed by
Holder or its agent or attorney. Subject to compliance with Section 3.1 and with
Section  9,  as to any  transfer  which  may be  involved  in such  division  or combination,  the Company shall execute and deliver a new Warrant or Warrants in exchange  for the Warrant or  Warrants  to be divided or combined in  accordance with such notice.

     3.3.  Expenses.  The Company  shall  prepare,  issue and deliver at its own expense  (other than  transfer  taxes) the new  Warrant or  Warrants  under this
Section 3.

     3.4. Maintenance of Books. The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer of the Warrants.

4.       ADJUSTMENTS
         -----------

     The  number of shares of Class A Common  Stock for which  this  Warrant  is exercisable, or the price at which such shares may be purchased upon exercise of this Warrant,  shall be subject to adjustment  from time to time as set forth in this Section 4. The Company shall give each Holder notice of any event described below which  requires an  adjustment  pursuant to this  Section 4 at the time of such event.

4.1.     Stock Dividends, Subdivisions and Combinations.  If at any time Company shall:
         ----------------------------------------------

          (a) take a record of the  holders of its Common  Stock for the purpose of entitling them to receive a dividend  payable in, or other  distribution of, Additional Shares of Common Stock,

          (b)  subdivide  its  outstanding  shares of Common Stock into a larger number of shares of Common Stock, or

          (c)  combine  its  outstanding  shares of Common  Stock into a smaller number of shares of Common Stock,

then (i) the number of shares of Class A Common  Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record  holder of the same number of  shares  of  Common  Stock  for  which  this  Warrant  is  exercisable immediately  prior to the  occurrence  of such event would own or be entitled to receive  after the happening of such event,  and (ii) the Current  Warrant Price shall be adjusted  to equal (A) the  Current  Warrant  Price  multiplied  by the number of shares of Class A Common Stock for which this  Warrant is  exercisable immediately  prior to the  adjustment  divided  by (B) the  number of shares for which this Warrant is exercisable immediately after such adjustment.

     4.2. Certain Other Distributions. If, at any time, the Company shall take a record of the holders of its Common Stock for the purpose of  entitling  them to receive any dividend or other distribution of:

          (a) cash,

          (b) any evidences of its indebtedness,  any shares of its stock or any other  securities  or property of any nature  whatsoever  (other than cash,
     Convertible Securities or Additional Shares of Common Stock), or

          (c) any  warrants or other  rights to  subscribe  for or purchase  any evidences  of its  indebtedness,  any  shares  of its  stock  or any  other
     securities  or  property  of  any  nature   whatsoever  (other  than  cash,
     Convertible Securities or Additional Shares of Common Stock),

then Holder shall be entitled to receive  such  dividend or  distribution  as if
Holder had exercised the Warrant. A reclassification of the Class A Common Stock
(other than a change in par value,  or from par value to no par value or from no par value to par  value)  into  shares of Common  Stock and  shares of any other class of stock shall be deemed a  distribution  by Company to the holders of its
Common  Stock of such shares of such other class of stock  within the meaning of this Section 4.2 and, if the outstanding shares of Class A Common Stock shall be changed  into a larger or smaller  number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.1.

     Notwithstanding the foregoing  provisions of this Section 4.2, in the event that the Company shall, at any time or from time to time after the Closing Date, declare,

order,  pay  or  make a  dividend  or  other  distribution  (including,  without limitation,  any distribution of stock or other securities or property or rights or  warrants  to  subscribe  for  securities  of  the  Company  or  any  of  its subsidiaries  by way of divided or  spin-off)  on shares of its Common  Stock in connection  with a spin-off of assets or businesses of the Company or any of its subsidiaries  to the Company's  shareholders,  then,  and in each such case, the
Company shall declare,  order, pay and make the same dividend or distribution to each Holder of the  Warrants as would have been made with  respect to the number of shares of Common Stock such Holder would have  received had it exercised  all of its Warrants in full for all the shares of Common Stock then  underlying such
Warrants, immediately prior to such dividend or distribution.

     4.3. Other  Provisions  Applicable to Adjustments  under This Section.  The following  provisions  shall be applicable to the making of  adjustments  of the number of shares of Class A Common Stock for which this  Warrant is  exercisable and the Current Warrant Price provided for in this Section 4:

          (a) When  Adjustments  to Be Made.  The  adjustments  required by this
     Section  4 shall  be made  whenever  and as often  as any  specified  event requiring an adjustment shall occur. For the purpose of any adjustment, any specified  event shall be deemed to have  occurred at the close of business on the date of its occurrence.

          (b) Fractional Interests.  In computing adjustments under this Section
     4, fractional  interests in Common Stock shall be taken into account to the nearest 1/10th of a share.

          (c) When  Adjustment Not Required.  If the Company shall take a record of the  holders of its Common  Stock for the purpose of  entitling  them to receive a dividend or  distribution  or subscription or purchase rights and shall,  thereafter and before the  distribution  to  stockholders  thereof, legally  abandon its plan to pay or deliver  such  dividend,  distribution, subscription or purchase  rights,  then  thereafter no adjustment  shall be required  by reason of the taking of such  record  and any such  adjustment previously made in respect thereof shall be rescinded and annulled.

          (d)  Escrow  of  Warrant   Stock.   If  after  any  property   becomes
     distributable  pursuant  to this  Section 4 by reason of the  taking of any record of the holders of Common Stock,  but prior to the  occurrence of the event for which such record is taken,  and Holder  exercises  this Warrant, any  Additional  Shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Class A Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such

                                       10

     shares or other  property shall be held in escrow for Holder by the Company to be issued to Holder upon and to the extent that the event actually takes place, upon payment of the then Current Warrant Price.  Notwithstanding any other provision to the contrary herein,  if the event for which such record was taken fails to occur or is rescinded,  then such escrowed  shares shall be cancelled by the Company and escrowed property returned.

          (e)  Challenge  to Good  Faith  Determination.  Whenever  the Board of
     Directors  of Company  shall be  required to make a  determination  in good
     faith  of  the  fair  value  of  any  item  under  this   Section  4,  such
     determination may be challenged in good faith by the Majority Holders,  and any dispute shall be resolved by an  investment  banking firm of recognized national  standing  selected  by Company  and  acceptable  to the  Majority
     Holders.

     4.4. Reorganization, Reclassification, Merger, Consolidation or Disposition
of Assets.  In case the Company shall  reorganize  its capital,  reclassify  its capital  stock,  consolidate  or merge with or into  another  Person  (where the
Company is not the survivor or where there is a change in or  distribution  with respect  to the Common  Stock of the  Company),  or sell,  convey,  transfer  or otherwise dispose of all or substantially  all its property,  assets or business to another Person or effectuate a transaction or series of related  transactions in which more than 50% of the voting  power of the Company is disposed of (each, a "Fundamental Corporate Change") and, pursuant to the terms of such Fundamental
Corporate  Change,  shares  of  common  stock  of  the  successor  or  acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever  (including warrants or other subscription or purchase rights)
in  addition  to or in  lieu of  common  stock  of the  successor  or  acquiring corporation  ("Other  Property"),  are to be received by or  distributed  to the holders of Common  Stock of the  Company,  then each Holder shall have the right thereafter  to receive,  upon  exercise of the Warrant,  the number of shares of common stock of the successor or acquiring  corporation or of the Company, if it is the surviving corporation,  and Other Property receivable upon or as a result of such  Fundamental  Corporate  Change by a holder  of the  number of shares of
Class A Common Stock for which this Warrant is exercisable  immediately prior to such Fundamental  Corporate  Change.  In case of any such Fundamental  Corporate
Change, the successor or acquiring corporation (if other than the Company) shall expressly  assume the due and punctual  observance  and  performance of each and every covenant and condition of this Warrant to be performed and observed by the
Company  and all the  obligations  and  liabilities  hereunder,  subject to such modifications  as may be deemed  appropriate (as determined by resolution of the
Board of Directors of the Company) in order to provide for adjustments of shares of the Class A Common Stock for which this Warrant is exercisable which shall be as nearly  equivalent as  practicable  to the  adjustments  provided for in this
Section 4. For purposes of this Section 4.4,  "common  stock of the successor or acquiring  corporation"  shall  include

                                       11

stock of such corporation of any class which is not preferred as to dividends or assets  over any  other  class of stock  of such  corporation  and  which is not subject to  redemption  and shall also include any  evidences  of  indebtedness, shares of stock or other  securities  which are convertible into or exchangeable for any such stock,  either  immediately or upon the arrival of a specified date or the  happening  of a  specified  event and any  warrants  or other  rights to subscribe  for or purchase  any such stock.  The  foregoing  provisions  of this
Section  4.4 shall  similarly  apply to each  successive  Fundamental  Corporate
Change.

     4.5. Other Action  Affecting Common Stock. In case at any time or from time to time the  Company  shall take any  action in  respect  of its  Common  Stock, including  with  respect to any class  thereof,  which  would have a  materially adverse effect upon the rights of any Holder, including, without limitation, the honoring of a coversion of Convertible  Securities or the issuance of Additional
Shares of Common stock,  the number of shares of Common Stock or other stock for which this Warrant is  exercisable  and/or the purchase  price  thereof shall be adjusted in such manner as may be equitable in the circumstances.

     4.6. Certain Limitations.  Notwithstanding anything herein to the contrary, the Company  agrees not to enter into any  transaction  which,  by reason of any adjustment hereunder,  would cause the Current Warrant Price to be less than the par value per share of Common Stock.

5.       NOTICES TO WARRANT HOLDERS
         --------------------------

     5.1. Notice of Adjustments. Whenever the number of shares of Class A Common
Stock for which this  Warrant is  exercisable,  or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be  adjusted  pursuant  to  Section 4, the  Company  shall  forthwith  prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable  detail,  the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which  the  Board of  Directors  of  Company  determined  the fair  value of any evidences of  indebtedness,  shares of stock,  other  securities  or property or warrants or other  subscription  or purchase rights referred to in Section 4.2), specifying  the number of shares of Class A Common  Stock for which this Warrant is exercisable  and (if such adjustment was made pursuant to Section 4.4 or 4.5)
describing  the number and kind of any other  shares of stock or Other  Property for which this Warrant is  exercisable,  and any change in the purchase price or prices thereof,  after giving effect to such  adjustment or change.  The Company shall promptly  cause a signed copy of such  certificate to be delivered to each
Holder in accordance  with Section 16.2. the Company shall keep at its office or agency  designated  pursuant to Section 12 copies of all such  certificates  and cause the same to be  available  for  inspection  at said office

                                       12

during normal  business  hours by any Holder or any  prospective  purchaser of a
Warrant designated by a Holder thereof.

5.2.     Notice of Corporate Action.  If at any time
         --------------------------

          (a) the Company shall take a record of the holders of its Common Stock for  the  purpose  of  entitling  them  to  receive  a  dividend  or  other distribution,  or any right to subscribe  for or purchase any  evidences of its indebtedness,  any shares of stock of any class or any other securities or property, or to receive any other right,

          (b) there  shall be any capital  reorganization  of the  Company,  any reclassification or recapitalization of the capital stock of the Company or any  consolidation or merger of the Company with, or any sale,  transfer or other  disposition  of all or  substantially  all the  property,  assets or business of the Company to, another corporation, or

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases,  the Company shall give to Holder (i) at least 30 days' prior written  notice of the date on which a record date shall be selected for such dividend,  distribution or right or for determining  rights to
vote  in  respect  of  any  such   reorganization,   reclassification,   merger,
consolidation, sale, transfer, disposition,  dissolution, liquidation or winding up, and (ii) in the case of any such reorganization,  reclassification,  merger, consolidation, sale, transfer, disposition,  dissolution, liquidation or winding up, at least 30 days' prior written  notice of the date when the same shall take place.  Such notice in accordance  with the foregoing  clause also shall specify
(i) the date on which any such  record is to be taken  for the  purpose  of such dividend,  distribution or right,  the date on which the holders of Common Stock shall be entitled to any such dividend,  distribution  or right,  and the amount and  character  thereof,  and (ii) the  date on which  any such  reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
dissolution,  liquidation  or winding  up is to take place and the time,  if any such  time is to be fixed,  as of which the  holders  of Common  Stock  shall be entitled  to  exchange  their  shares of Common  Stock for  securities  or other
property  deliverable  upon  such  reorganization,   reclassification,   merger,
consolidation, sale, transfer, disposition,  dissolution, liquidation or winding
up. Each such written notice shall be sufficiently  given if addressed to Holder at the  last  address  of  Holder  appearing  on the  books of the  Company  and delivered in accordance with Section 16.2.

                                       13

6.       NO IMPAIRMENT
         -------------

     The  Company  shall  not  by any  action,  including,  without  limitation, amending  its  certificate  of  incorporation  or  through  any  reorganization, transfer  of  assets,  consolidation,  merger,  dissolution,  issue  or  sale of securities or any other voluntary action,  avoid or seek to avoid the observance or  performance  of any of the terms of this  Warrant,  but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or  appropriate to protect the rights of Holder against  impairment.  Without  limiting the  generality  of the  foregoing,  the
Company  will (a) not  increase  the par  value of any  shares of Class A Common
Stock  receivable  upon the  exercise of this Warrant  above the amount  payable therefor upon such exercise immediately prior to such increase in par value, (b)
take all such  action  as may be  necessary  or  appropriate  in order  that the
Company may validly and  legally  issue fully paid and  nonassessable  shares of
Class A Common  Stock upon the  exercise of this  Warrant,  and (c) use its best efforts to obtain  all such  authorizations,  exemptions  or  consents  from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

     Upon the request of Holder,  the Company will at any time during the period this Warrant is outstanding  acknowledge  in writing,  in form  satisfactory  to
Holder,  the  continuing  validity of this  Warrant and the  obligations  of the
Company hereunder.

7.       RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR
         APPROVAL OF ANY GOVERNMENTAL AUTHORITY
         -------------------------------------------------------------------

     From and after the Closing Date, the Company shall at all times reserve and keep  available  for issue upon the  exercise  of  Warrants  such  number of its authorized but unissued  shares of Class A Common Stock as will be sufficient to permit the exercise in full of all outstanding  Warrants.  All shares of Class A
Common  Stock which  shall be so  issuable,  when  issued  upon  exercise of any
Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable,  and not subject to preemptive rights.

     Before  taking any action  which would  cause an  adjustment  reducing  the
Current Warrant Price below the then par value, if any, of the shares of Class A
Common Stock issuable upon exercise of the Warrants,  the Company shall take any corporate  action  which may be  necessary in order that the Company may validly and legally issue fully paid and  non-assessable  shares of such Common Stock at such adjusted Current Warrant Price.

                                       14

     Before  taking any action which would result in an adjustment in the number of shares of Class A Common  Stock for which this Warrant is  exercisable  or in the Current Warrant Price, the Company shall obtain all such  authorizations  or exemptions  thereof,  or consents  thereto,  as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

     If any shares of Common Stock  required to be reserved  for  issuance  upon exercise of Warrants require registration or qualification with any governmental authority  or other  governmental  approval or filing under any federal or state law  (otherwise  than as  provided  in Section 9) before  such  shares may be so issued,  the Company will in good faith and as  expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

8.       TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS
         --------------------------------------------------

     In the case of all dividends or other  distributions  by the Company to the holders of its Common  Stock with  respect to which any  provision  of Section 4 refers to the taking of a record of such holders,  the Company will in each such case take such a record and will take such record as of the close of business on a Business  Day.  The Company  will not at any time,  except  upon  dissolution, liquidation  or winding up of the  Company,  close its stock  transfer  books or
Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

9.       RESTRICTIONS ON TRANSFERABILITY
         -------------------------------

     The Warrants and the Warrant Stock shall not be  transferred,  hypothecated or assigned before  satisfaction of the conditions  specified in this Section 9, which  conditions are intended to ensure  compliance  with the provisions of the
Securities Act with respect to the Transfer of any Warrant or any Warrant Stock.
Holder,  by acceptance of this Warrant,  agrees to be bound by the provisions of this  Section 9.  Notwithstanding  anything to the  contrary  contained  herein, nothing in this Section 9 shall  prohibit or otherwise  restrict the Holder from transferring  this  Warrant or Warrant  Stock,  or any portion  thereof,  to any affiliate (as defined in the Exchange Act) or subsidiary of the Holder.

     9.1.  Restrictive  Legend. (a) Except as otherwise provided in this Section
9, each certificate for Warrant Stock initially issued upon the exercise of this
Warrant,  and each  certificate  for  Warrant  Stock  issued  to any  subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

                                       15

               "The  shares  represented  by  this  certificate  have  not  been registered  under the  Securities  Act of 1933,  as  amended,  and are subject  to  the  conditions  specified  in a  certain  Warrant  dated
          December 28, 2000, originally issued by CYNET, INC. No transfer of the shares  represented  by this  certificate  shall be valid or effective until such conditions have been fulfilled.  A copy of the form of said
          Warrant is on file with the  Secretary  of CYNET,  INC.  The holder of this  certificate,  by  acceptance of this  certificate,  agrees to be bound by the provisions of such Warrant."

               (b) Except as otherwise  provided in this Section 9, each Warrant shall be stamped or otherwise imprinted with a legend in substantially the following form:

               "This Warrant and the securities represented hereby have not been registered  under the Securities Act of 1933, as amended,  and may not be  transferred  in violation  of such Act, the rules and  regulations thereunder or the provisions of this Warrant."

     9.2. Notice of Proposed Transfers; Requests for Registration.  Prior to any
Transfer  or  attempted  Transfer of any  Warrants  or any shares of  Restricted
Common Stock, the holder of such Warrants or Restricted  Common Stock shall give ten days'  prior  written  notice (a  "Transfer  Notice") to the Company of such
Holder's   intention  to  effect  such  Transfer,   describing  the  manner  and
circumstances of the proposed  Transfer,  and obtain from counsel to such holder who  shall be  reasonably  satisfactory  to the  Company,  an  opinion  that the proposed  Transfer  of such  Warrants  or such  Restricted  Common  Stock may be effected  without  registration  under the Securities  Act. After receipt of the
Transfer Notice and opinion, the Company shall, within five days thereof, notify the holder of such Warrants or such  Restricted  Common Stock as to whether such opinion is reasonably  satisfactory  and, if so, such holder shall  thereupon be entitled  to  Transfer  such  Warrants  or  such  Restricted  Common  Stock,  in accordance  with the terms of the Transfer  Notice.  Each  certificate,  if any, evidencing  such shares of  Restricted  Common Stock  issued upon such  Transfer shall bear the restrictive  legend set forth in Section 9.1(a), and each Warrant issued upon such Transfer shall bear the restrictive legend set forth in Section
9.1(b),  unless in the opinion of such  counsel  such legend is not  required in order to ensure  compliance  with the Securities Act. The holder of the Warrants or the Restricted  Common Stock,  as the case may be, giving the Transfer Notice shall not be entitled to Transfer such Warrants or such Restricted  Common Stock until  receipt of notice from the Company  under this  Section  9.2(a) that such opinion is reasonably satisfactory.

     The holders of Warrants  and Warrant  Stock shall have the right to request registration of such Warrant Stock pursuant to Sections 9.3 and 9.4.

                                       16

     9.3.  Required  Registration.  After receipt of a written  request from the holders of Warrants  and/or Warrant Stock  representing at least an aggregate of
20% of the total of (i) all shares of Warrant  Stock  then  subject to  purchase upon  exercise  of all  Warrants  and (ii) all  shares  of  Warrant  Stock  then outstanding,  and which are Restricted  Common Stock requesting that the Company effect the  registration  of Warrant  Stock  issuable  upon the exercise of such holder's  Warrants or of any of such holder's Warrant Stock under the Securities
Act and specifying the intended  method or methods of disposition  thereof,  the
Company  shall  promptly  notify all  holders of Warrants  and Warrant  Stock in writing  of the  receipt  of such  request  and  each  such  holder,  in lieu of exercising  its rights under  Section 9.4, may elect (by written  notice sent to the Company  within ten Business Days from the date of such holder's  receipt of the aforementioned  notice from the Company) to have its shares of Warrant Stock included in such registration  thereof pursuant to this Section 9.3.  Thereupon, the Company  shall,  as  expeditiously  as is possible,  use its best efforts to effect the registration  under the Securities Act of all shares of Warrant Stock that the Company has been so requested to register by such holders for sale, all to the  extent  required  to permit  the  disposition  (in  accordance  with the intended  method or methods  thereof,  as  aforesaid)  of the  Warrant  Stock so registered;  provided,  however, that the Company shall not be required --------
------- to effect more than three registrations of any Warrant Stock pursuant to this Section 9.3,  unless the Company  shall be eligible to file a  registration statement on Form S-3 (or other comparable short form) under the Securities Act, in which  event  there  shall be no limit on the  number  of such  registrations pursuant to this Section 9.3.

     9.4. Incidental  Registration.  If the Company at any time proposes to file on its behalf  and/or on behalf of any of its security  holders (the  "demanding security holders") a Registration Statement under the Securities Act on any form
(other than a  Registration  Statement on Form S-4 or S-8 or any successor  form for  securities to be offered in a  transaction  of the type referred to in Rule
145 under the  Securities  Act or to  employees  of the Company  pursuant to any employee benefit plan,  respectively) for the general registration of securities to be sold for cash with  respect  to its  Common  Stock or any  other  class of equity  security  (as defined in Section  3(a)(11) of the  Exchange  Act) of the
Company, it will give written notice to all holders of Warrants or Warrant Stock at  least  60 days  before  the  initial  filing  with  the  Commission  of such
Registration  Statement,  which notice  shall set forth the  intended  method of disposition  of the  securities  proposed to be registered  by the Company.  The notice shall offer to include in such filing the  aggregate  number of shares of
Warrant  Stock,  and the number of shares of Class A Common Stock for which this
Warrant is exercisable, as such holders may request.

     Each holder of any such Warrants or any such Warrant Stock desiring to have
Warrant  Stock  registered  under this  Section 9.4 shall  advise the Company in writing within 30 days after the date of receipt of such offer from the Company, setting  forth the

                                       17

amount of such Warrant Stock for which  registration  is requested.  The Company shall thereupon include in such filing the number of shares of Warrant Stock for which registration is so requested,  subject to the next sentence, and shall use its best efforts to effect registration under the Securities Act of such shares.
If the  managing  underwriter  of a proposed  public  offering  shall advise the
Company in writing that, in its opinion,  the  distribution of the Warrant Stock requested to be included in the  registration  concurrently  with the securities being  registered  by the  Company  or  such  demanding  security  holder  would materially  and  adversely  affect the  distribution  of such  securities by the
Company or such demanding  security  holder,  then all selling  security holders
(other  than  any  demanding  security  holder  who  initially   requested  such
registration)  shall reduce the amount of securities each intended to distribute through  such  offering on a pro rata  basis.  Except as  otherwise  provided in
Section 9.6, all expenses of such registration shall be borne by the Company.

     9.5. Registration Procedures.  If the Company is required by the provisions of this Section 9 to use its best efforts to effect the  registration  of any of its securities  under the Securities Act, the Company will, as  expeditiously as possible:

          (a) prepare and file with the Commission a Registration Statement with respect  to  such  securities  and use  its  best  efforts  to  cause  such
     Registration  Statement to become and remain effective for a period of time required for the disposition of such securities by the holders thereof, but not to exceed 180 days;

          (b)  prepare  and  file  with  the  Commission   such  amendments  and
     supplements  to such  Registration  Statement  and the  prospectus  used in connection  therewith  as  may  be  necessary  to  keep  such  Registration
     Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities  covered by such  Registration  Statement until the earlier of such time as all of such securities  have been disposed of in a public offering or the expiration of
     180 days;

          (c) furnish to such selling  security holders such number of copies of
     a  summary   prospectus  or  other  prospectus,   including  a  preliminary
     prospectus,  in conformity with the requirements of the Securities Act, and such other  documents,  as such  selling  security  holders may  reasonably request;

          (d) use its best efforts to register or qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such  jurisdictions  within  the United  States and Puerto  Rico as each holder  of such  securities  shall  request  (provided,  however,  that the
     Company  shall not be obligated to qualify as a foreign  corporation  to do business  under  the  laws of any  jurisdiction  in  which  it is not  then qualified  or to file any general  consent to

                                       18

     service or process), and do such other reasonable acts and things as may be required of it to enable such holder to consummate the  disposition in such jurisdiction of the securities covered by such Registration Statement;

          (e) furnish,  at the request of any holder requesting  registration of
     Warrant  Stock  pursuant  to Section  9.3,  on the date that such shares of
     Warrant Stock are delivered to the  underwriters  for sale pursuant to such
     registration   or,  if  such  Warrant  Stock  is  not  being  sold  through underwriters,  on the date that the Registration  Statement with respect to such shares of Warrant Stock becomes effective,  (1) an opinion, dated such date, of the independent counsel  representing the Company for the purposes of such  registration,  addressed to the underwriters,  if any, and if such
     Warrant Stock is not being sold through  underwriters,  then to the holders making such  request,  in customary  form and covering  matters of the type customarily covered in such legal opinions;  and (2) a comfort letter dated such  date,  from  the  independent  certified  public  accountants  of the
     Company,  addressed to the underwriters,  if any, and if such Warrant Stock is not being sold  through  underwriters,  then to the holder  making  such request  and,  if such  accountants  refuse to deliver  such letter to such holder, then to the Company in a customary form and covering matters of the type  customarily  covered by such comfort  letters as the  underwriters or such  holders  shall  reasonably  request.  Such  opinion of counsel  shall
     additionally   cover  such  other  legal   matters   with  respect  to  the
     registration  in  respect  of which  such  opinion  is being  given as such holders  holding a majority of the Warrant  Stock being so  registered  may reasonably  request.  Such letter  from the  independent  certified  public
     accountants   shall   additionally   cover  such  other  financial  matters
     (including  information as to the period ending not more than five Business
     Days prior to the date of such letter) with respect to the  registration in respect  of which  such  letter  is being  given as the  holders  holding a majority of the Warrant Stock being so registered may reasonably request;

          (f)  enter  into  customary  agreements   (including  an  underwriting
     agreement in customary  form) and take such other actions as are reasonably required  in  order to  expedite  or  facilitate  the  disposition  of such
     Registrable Securities; and

          (g) otherwise use its best efforts to comply with all applicable rules and  regulations  of the  Commission,  and make  available  to its security holders,  as soon as reasonably  practicable,  but not later than 18 months after  the  effective  date  of the  Registration  Statement,  an  earnings statement  covering  the  period of at least 12 months  beginning  with the first full month after the effective date of such  Registration  Statement, which earnings  statements shall satisfy the provisions of Section 11(a) of the Securities Act.

                                       19

     It shall be a condition  precedent to the obligation of the Company to take any action pursuant to this Section 9 in respect of the securities  which are to be  registered  at the request of any holder of  Warrants or Warrant  Stock that such  holder  shall  furnish  to the  Company  such  information  regarding  the securities held by such holder and the intended method of disposition thereof as
Company shall reasonably request and as shall be required in connection with the action taken by Company.

     9.6.  Expenses.   All  expenses  incurred  in  complying  with  Section  9,
including,  without limitation,  all registration and filing fees (including all expenses  incident  to  filing  with  the  NASD),  printing  expenses,  fees and disbursements  of counsel for the Company,  the reasonable  fees and expenses of one  counsel for the  selling  security  holders  (selected  by those  holding a majority  of the  shares  being  registered),  expenses  of any  special  audits incident to or required by any such  registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 9.5(d), shall be paid by the  Company,  except that the Company  shall not be liable for
any  fees,   discounts  or  commissions  to  any  underwriter  or  any  fees  or disbursements  of counsel for any  underwriter in respect of the securities sold by such holder of Warrant Stock.

     9.7. Indemnification and Contribution. (a) In the event of any registration of any of the Warrant Stock under the Securities Act pursuant to this Section 9, the Company shall  indemnify and hold harmless the holder of such Warrant Stock, such  holder's  directors and officers,  and each other Person  (including  each underwriter)  who  participated  in the offering of such Warrant  Stock and each other  Person,  if any, who controls  such holder or such  participating  Person within the meaning of the Securities Act, against any losses, claims, damages or liabilities,  joint or  several,  to which such  holder or any such  director or officer or participating  Person or controlling  Person may become subject under the  Securities  Act or any other  statute  or at common  law,  insofar  as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any  alleged  untrue  statement  of any  material  fact contained,  on the effective date thereof,  in any Registration  Statement under which such securities were registered  under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto,  or (ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall  reimburse  such  holder or such  director,  officer or  participating
Person or  controlling  Person  for any legal or any other  expenses  reasonably incurred by such holder or such  director,  officer or  participating  Person or controlling  Person in connection with investigating or defending any such loss, claim, damage,  liability or action;  provided,  however, that the Company shall not be liable in any such case to the extent that any such loss,  claim,  damage or  liability  arises out of or is based upon any alleged  untrue  statement  or alleged omission made in such Registration  Statement,  preliminary  prospectus, prospectus or amendment or  supplement  in reliance

                                       20

upon and in conformity with written information furnished to the Company by such holder specifically for use therein or (in the case of any registration pursuant to  Section  9.3) so  furnished  for  such  purposes  by any  underwriter.  Such indemnity shall remain in full force and effect  regardless of any investigation made by or on behalf of such holder or such director,  officer or  participating
Person or controlling  Person, and shall survive the transfer of such securities by such holder.

     (b) Each holder of any Warrant  Stock,  by  acceptance  thereof,  agrees to indemnify  and hold  harmless the Company,  its  directors and officers and each other  Person,  if any,  who  controls  the  Company  within the  meaning of the
Securities  Act against any losses,  claims,  damages or  liabilities,  joint or several, to which the Company or any such director or officer or any such Person may become  subject under the  Securities  Act or any other statute or at common law,  insofar as such  losses,  claims,  damages or  liabilities  (or actions in respect  thereof) arise out of or are based upon information in writing provided to the Company by such holder of such Warrant Stock  specifically for use in the following  documents  and  contained,  on the  effective  date  thereof,  in any
Registration   Statement  under  which  securities  were  registered  under  the
Securities  Act at the request of such holder,  any  preliminary  prospectus  or final prospectus contained therein, or any amendment or supplement thereto.

     (c)  If the  indemnification  provided  for  in  this  Section  9 from  the indemnifying  party is unavailable to an indemnified  party hereunder in respect of any losses,  claims,  damages,  liabilities or expenses  referred to therein, then the indemnifying  party, in lieu of indemnifying  such  indemnified  party, shall  contribute to the amount paid or payable by such  indemnified  party as a result  of  such  losses,  claims,  damages,  liabilities  or  expenses  in such proportion as is appropriate  to reflect the relative fault of the  indemnifying party and  indemnified  parties in connection with the actions which resulted in such losses,  claims,  damages,  liabilities  or expenses,  as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information  supplied by, such indemnifying party or indemnified  parties,  and the parties'  relative intent,  knowledge,  access to information and  opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses,  claims,  damages,  liabilities and  expenses  referred  to above  shall be deemed to include any legal or other fees or  expenses  reasonably  incurred  by such  party in  connection  with any investigation or proceeding.

     The  parties  hereto  agree  that it  would  not be just and  equitable  if contribution  pursuant  to this  Section  9.7(c)  were  determined  by pro  rata allocation or by any other method of  allocation  which does not take account of the equitable

                                       21

considerations  referred to in the immediately  preceding  paragraph.  No Person guilty of fraudulent  misrepresentation  (within the meaning of Section 11(f) of the Securities  Act) shall be entitled to  contribution  from any Person who was not guilty of such fraudulent misrepresentation.

     9.8. Termination of Restrictions.  Notwithstanding the foregoing provisions of Section 9, the restrictions  imposed by this Section upon the transferability of the Warrants,  the Warrant Stock and the  Restricted  Common Stock (or Common
Stock issuable upon the exercise of the Warrants) and the legend requirements of
Section 9.1 shall  terminate  as to any  particular  Warrant or share of Warrant
Stock or Restricted  Common Stock (or Common Stock issuable upon the exercise of the Warrants) (i) when and so long as such security shall have been  effectively registered  under the  Securities  Act and disposed of pursuant  thereto or (ii)
when  the  Company  shall  have  received  an  opinion  of  counsel   reasonably
satisfactory  to it that such  shares may be  transferred  without  registration thereof under the Securities Act. Whenever the restrictions imposed by Section 9 shall terminate as to this Warrant, as hereinabove  provided,  the Holder hereof shall be entitled to receive from the Company,  at the expense of the Company, a new Warrant bearing the following  legend (with the applicable date inserted) in place of the restrictive legend set forth hereon:

                    "THE RESTRICTIONS ON  TRANSFERABILITY  OF THE WITHIN WARRANT
               CONTAINED IN SECTION 9 HEREOF TERMINATED ON _____________,  20__,
               AND ARE OF NO FURTHER FORCE AND EFFECT."

All Warrants issued upon  registration of transfer,  division or combination of, or in  substitution  for,  any Warrant or Warrants  entitled to bear such legend shall have a similar legend endorsed thereon.  Whenever the restrictions imposed by this Section shall  terminate as to any share of Restricted  Common Stock, as hereinabove  provided,  the holder thereof shall be entitled to receive from the
Company,  at the Company's expense, a new certificate  representing such Class A
Common Stock not bearing the restrictive legend set forth in Section 9.1(a).

     9.9.  Listing on Securities  Exchange.  If the Company shall have listed or shall list any shares of Class A Common  Stock on any  securities  exchange,  it will, at its expense, list thereon, maintain and, when necessary,  increase such listing  of, all  shares of Common  Stock  issued or, to the extent  permissible under the applicable  securities  exchange rules,  issuable upon the exercise of this Warrant so long as any shares of Common Stock shall be so listed during any such Exercise Period.

     9.10. Certain Limitations on Registration Rights. Notwithstanding the other provisions of Section 9:

                                       22

               (i) the Company  shall not be  obligated  to register the Warrant
          Stock of any  holder if, in the  opinion  of  counsel  to the  Company reasonably  satisfactory  to the holder and its  counsel  (or,  if the holder has engaged an  investment  banking  firm,  to such  investment banking firm and its counsel),  the sale or other  disposition of such holder's  Warrant Stock,  in the manner proposed by such holder (or by such investment  banking firm),  may be effected  without  registering such Warrant Stock under the Securities Act; and

               (ii) the Company  shall not be  obligated to register the Warrant
          Stock of any holder  pursuant to Section 9.3, if the Company has had a registration  statement,  under  which such holder had a right to have its Warrant Stock included  pursuant to Sections 9.3 or 9.4,  declared effective within one year prior to the date of the request pursuant to
          Section 9.3;  provided,  however,  that if -------- ------- any holder elected  to have  shares of its  Warrant  Stock  included  under  such registration  statement  but some or all of such shares were  excluded pursuant  to the  penultimate  sentence  of  Section  9.4,  then  such one-year period shall be reduced to six months.

     9.11.  Selection  of Managing  Underwriters.  The managing  underwriter  or underwriters  for any  offering of Warrant  Stock to be  registered  pursuant to
Section 9.3 shall be  selected by the holders of a majority of the shares  being so registered  (other than any shares being registered  pursuant to Section 9.4)
and shall be reasonably acceptable to the Company.

10.      SUPPLYING INFORMATION
         ---------------------

     The Company shall  cooperate  with each Holder of a Warrant and each holder of Restricted  Common Stock in supplying  such  information as may be reasonably necessary for such holder to complete and file any  information  reporting forms presently  or  hereafter  required  by  the  Commission  as a  condition  to the availability of an exemption from the Securities Act for the sale of any Warrant or Restricted Common Stock.

11.      LOSS OR MUTILATION
         ------------------

     Upon  receipt  by the  Company  from  any  Holder  of  evidence  reasonably satisfactory  to it of the  ownership  of and the loss,  theft,  destruction  or mutilation of this Warrant and indemnity reasonably satisfactory to it (it being understood that the written agreement of Compaq shall be sufficient  indemnity), and in case of mutilation upon surrender and  cancellation  hereof,  the Company will  execute  and  deliver in lieu  hereof

                                       23

a new Warrant of like tenor to such Holder; provided, in the case of mutilation, no  indemnity  shall  be  required  if  this  Warrant  in  identifiable  form is surrendered to the Company for cancellation.

12.      OFFICE OF COMPANY
         -----------------

     As  long as any of the  Warrants  remain  outstanding,  the  Company  shall maintain an office or agency  (which may be the principal  executive  offices of the Company) where the Warrants may be presented for exercise,  registration  of transfer, division or combination as provided in this Warrant.

13.      FINANCIAL AND BUSINESS INFORMATION
         ----------------------------------

     The  Company  will file on or  before  the  required  date all  regular  or periodic  reports  (pursuant to the Exchange Act) with the  Commission  and will deliver  to Holder  promptly  upon  their  becoming  available  one copy of each report,  notice  or proxy  statement  sent by the  Company  to its  stockholders generally, and of each regular or periodic report (pursuant to the Exchange Act)
and any Registration Statement,  prospectus or written communication (other than transmittal letters) (pursuant to the Securities Act), filed by the Company with
(i) the  Commission  or (ii) any  securities  exchange on which shares of Common
Stock are listed.

14.      APPRAISAL
         ---------

     The  determination of the Appraised Value per share of Class A Common Stock shall be made by an investment  banking firm of nationally  recognized  standing selected  by  the  Company  and  acceptable  to  the  Majority  Holders.  If the investment  banking  firm  selected  by the  Company  is not  acceptable  to the
Majority  Holders and the Company and the  Majority  Holders  cannot  agree on a mutually  acceptable  investment banking firm, then the Majority Holders and the
Company shall each choose one such  investment  banking firm and the  respective chosen firms shall agree on another investment banking firm which shall make the determination.  The Company  shall  retain,  at its sole cost,  such  investment banking  firm as may be  necessary  for the  determination  of  Appraised  Value required by the terms of this Warrant.

15.      LIMITATION OF LIABILITY
         -----------------------

     No  provision  hereof,  in the absence of  affirmative  action by Holder to purchase  shares of Common  Stock,  and no  enumeration  herein of the rights or privileges of Holder hereof, shall give rise to any liability of such Holder for the  purchase  price of any Common  Stock or as a  stockholder  of the  Company, whether  such  liability  is  asserted  by the  Company or by  creditors  of the
Company.

                                       24

16.      MISCELLANEOUS
         -------------

     16.1. Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right  hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies. If the
Company fails to make, when due, any payments  provided for hereunder,  or fails to comply with any other  provision of this  Warrant,  the Company  shall pay to
Holder  such  amounts  as shall be  sufficient  to cover any costs and  expenses including,  but not limited to, reasonable  attorneys' fees,  including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto  or in  otherwise  enforcing  any  of  its  rights,  powers  or  remedies hereunder.

     16.2. Notice Generally.  Any notice, demand,  request,  consent,  approval, declaration,  delivery or other  communication  hereunder to be made pursuant to the provisions of this Warrant shall be sufficiently given or made if in writing and either  delivered in person with receipt  acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback, addressed as follows:

          (a) If to any  Holder or holder of  Warrant  Stock,  at its last known address appearing on the books of Company maintained for such purpose.

          (b) If to Company at

                           Cynet, Inc.
                           12777 Jones Road, Suite 400
                           Houston, Texas 77070
                           Attention:  President
                           Telecopy Number:  (281) 894-7952

or at such  other  address  as may be  substituted  by  notice  given as  herein provided.  The giving of any notice required  hereunder may be waived in writing by the party  entitled to receive such notice.  Every notice,  demand,  request, consent, approval, declaration,  delivery or other communication hereunder shall be  deemed to have  been  duly  given or served on the date on which  personally delivered,  with  receipt  acknowledged,  telecopied  and  confirmed by telecopy answerback,  or three (3) Business Days after the same shall have been deposited in the United States mail.  Failure or delay in delivering copies of any notice, demand, request, approval,  declaration,  delivery or other communication to the person  designated  above to receive a copy shall in no way adversely affect the effectiveness of such notice, demand, request, approval,  declaration,  delivery or other communication.

                                       25

     16.3. Indemnification. Company agrees to indemnify and hold harmless Holder from and against  any  liabilities,  obligations,  losses,  damages,  penalties,
actions,   judgments,  suits,  claims,  costs,  attorneys'  fees,  expenses  and disbursements  of any kind which may be imposed  upon,  incurred  by or asserted against Holder in any manner relating to or arising out of (i) Holder's exercise of this  Warrant  and/or  ownership  of any  shares of Warrant  Stock  issued in consequence  thereof,  or (ii) any litigation to which Holder is made a party in its  capacity as a  stockholder  of the  Company;  provided,  however,  that the
Company  will not be  liable  hereunder  to the  extent  that  any  liabilities, obligations,  losses, damages,  penalties,  actions,  judgments,  suits, claims, costs,  attorneys'  fees,  expenses  or  disbursements  are  found  in  a  final non-appealable  judgment by a court to have  resulted from Holder's bad faith or willful misconduct in its capacity as a stockholder or warrantholder of Company.

     16.4.  Remedies.  Each holder of Warrant and Warrant Stock,  in addition to being  entitled to exercise  all rights  granted by law,  including  recovery of damages,  will be entitled to specific performance of its rights under Section 9 of this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of  Section 9 of this  Warrant  and  hereby  agrees to waive the  defense in any action for specific performance that a remedy at law would be adequate.

     16.5. Successors and Assigns. Subject to the provisions of Sections 3.1 and
9, this  Warrant and the rights  evidenced  hereby shall inure to the benefit of and be binding upon the  successors of Company and the successors and assigns of
Holder. The provisions of this Warrant are intended to be for the benefit of all
Holders from time to time of this Warrant and, with respect to Section 9 hereof, holders of Warrant Stock,  and shall be enforceable by any such Holder or holder of Warrant Stock.

     16.6.  Amendment.  This  Warrant and all other  Warrants may be modified or amended or the provisions  hereof waived with the written consent of the Company and the  Majority  Holders,  provided  that no such  Warrant  may be modified or amended to reduce  the  number of shares of Class A Common  Stock for which such
Warrant is  exercisable  or to  increase  the price at which such  shares may be purchased upon exercise of such Warrant  (before giving effect to any adjustment as provided therein) without the prior written consent of the Holder thereof.

     16.7. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any  provision of this Warrant  shall be  prohibited  by or invalid under applicable  law,  such  provision  shall be  ineffective  to the  extent of such prohibition or invalidity,  without invalidating the remainder of such provision or the remaining provisions of this Warrant.

                                       26

     16.8.  Headings.  The headings used in this Warrant are for the convenience of  reference  only and shall  not,  for any  purpose,  be deemed a part of this
Warrant.

     16.9.  Governing  Law.  This  Warrant  shall be governed by the laws of the
State of Texas, without regard to the provisions thereof relating to conflict of laws.

                                       27

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and its corporate  seal to be impressed  hereon and attested by its Secretary or an Assistant Secretary.

Dated:  December 28, 2000

                CYNET, INC.

                By:   /s/ Vincent W. Beale, Sr.
                   -------------------------------------------
                     Name:   Vincent W. Beale, Sr.
                     Title:  Chairman and C.E.O.

Attest:

By:   /s/  Samuel C. Beale
    --------------------------
     Name:  Samuel C. Beale
     Title: Secretary

                                    EXHIBIT A

                                SUBSCRIPTION FORM

                 [To be executed only upon exercise of Warrant]

     The undersigned registered owner of this Warrant irrevocably exercises this
Warrant for the purchase of  _________  shares of Class A Common Stock of CYNET,
Inc. and herewith makes payment therefor,  all at the price and on the terms and conditions  specified  in this Warrant and requests  that  certificates  for the shares of Class A Common Stock hereby  purchased  (and any  securities  or other property  issuable upon such exercise) be issued in the name of and delivered to
_____________ whose address is _________________  and, if such shares of Class A
Common  Stock  shall  not  include  all of the  shares  of Class A Common  Stock issuable as provided in this Warrant,  that a new Warrant of like tenor and date for the  balance of the shares of Class A Common  Stock  issuable  hereunder  be delivered to the undersigned.

                                            -------------------------------
                                            (Name of Registered Owner)

                                            -------------------------------
                                            (Signature of Registered Owner)

                                            -------------------------------
                                            (Street Address)

                                            -------------------------------
                                            (City)       (State)  (Zip Code)

                                    EXHIBIT B

                                 ASSIGNMENT FORM

     FOR VALUE RECEIVED the undersigned  registered owner of this Warrant hereby sells,  assigns and transfers unto the Assignee named below all of the rights of the  undersigned  under this  Warrant,  with  respect to the number of shares of
Class A Common Stock set forth below:

Name and Address of Assignee              No of Shares of Class A Common Stock
----------------------------              ------------------------------------

and does  hereby  irrevocably  constitute  and  appoint  _______________________
attorney-in-fact  to  register  such  transfer  on  the  books  of  CYNET,  Inc.
maintained for the purpose, with full power of substitution in the premises.

Dated:____________________        Print Name:
                                              -----------------------

                                   Signature:
                                              -----------------------

                                     Witness:
                                               ----------------------